EXHIBIT 99.1

EXECUTION COPY

ALGONQUIN POWER CO.

as Borrower

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ALGONQUIN POWER & UTILITIES CORP.

as covenantor

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THE FINANCIAL INSTITUTIONS LISTED

ON THE SIGNATURE PAGES

as Lenders

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NATIONAL BANK OF CANADA

as Administrative Agent

Financing Arranged by

NATIONAL BANK FINANCIAL

as Sole Lead Arranger and Sole Bookrunner

FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of November 16, 2012

CREDIT AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.01	Defined Terms	1
1.02	Schedules	28
1.03	Business Days	29
1.04	Terms Generally	29
1.05	Headings	29
1.06	Currency References and Calculations	29
1.07	GAAP	29
1.08	Conflicts and Inconsistencies	30
1.09	Entire Agreement	30
1.10	Amended and Restated Agreement	30

ARTICLE 2 CREDIT FACILITIES		30

2.01	Revolving Credit	30
2.02	Revolving Credit Limit	31
2.03	Ability to Increase the Maximum Credit Limit and the Commitments	31
2.04	Overdrafts	32
2.05	Mandatory Prepayments and Credit Reductions	34
2.06	Conversions and Continuations of Advances	35
2.07	Standby Fee	35
2.08	Rateable Advances and Payments	36
2.09	Payments under this Agreement	37
2.10	Application of Payments	37
2.11	Netting	38
2.12	Computation of Interest and Fees	38
2.13	Agency Fees	39
2.14	Extension of Maturity Date	39

ARTICLE 3 CDN. AND US DOLLAR LOANS		40

3.01	Cdn. and US Dollar Loans	40
3.02	Conversion and Continuation Rights	41
3.03	Voluntary Prepayments	42
3.04	Suspension of LIBOR and US Base Rate Borrowings	42
3.05	Interest on Loans	43

ARTICLE 4 BANKERS’ ACCEPTANCES		44

4.01	Creation and Purchase of Bankers’ Acceptances	44
4.02	Stamping Fee	45
4.03	Conversion and Continuation Rights	46
4.04	Bankers’ Acceptances Unavailable	46

ARTICLE 5 LETTERS OF CREDIT		47

5.01	Letters of Credit	47
5.02	Fees	47
5.03	Participation	48
5.04	Reimbursement Obligations	48
5.05	Dealing with Letters of Credit	50
5.06	Responsibility of Issuing Lender to Other Lenders	51
5.07	Participation in Sanger LC Payment Advance Obligations	51
5.08	Conflict with LC Documents	52
5.09	Survival	52

ARTICLE 6 CONDITIONS PRECEDENT		53

6.01	Conditions Precedent to Initial Borrowing	53
6.02	Conditions Precedent to Subsequent Advances	55
6.03	Waivers	55

ARTICLE 7 REPRESENTATIONS AND WARRANTIES		56

7.01	Representations and Warranties	56
7.02	Knowledge of the Borrower	60
7.03	Survival of Representations and Warranties	60

ARTICLE 8 COVENANTS		61

8.01	Affirmative Covenants	61
8.02	Negative Covenants	68
8.03	Financial Covenants	72
8.04	Lenders Entitled to Perform Covenants	73

ARTICLE 9 EVENTS OF DEFAULT		74

9.01	Events of Default	74
9.02	Rights and Remedies	78
9.03	Remedies Not Exclusive	79

ARTICLE 10 THE AGENT AND THE LENDERS		80

10.01	Authorization and Action	80
10.02	No Liability	81
10.03	Accommodations by Administrative Agent	81
10.04	Payments	82
10.05	Credit Decisions	82
10.06	Indemnification	82
10.07	No Implied Liability to Other Lenders	83
10.08	Successor Administrative Agents	83
10.09	Hedging Agreements	83
10.10	Continuing Hedging Agreements	84

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ARTICLE 11 MISCELLANEOUS		84

11.01	Amendment	84
11.02	Waiver	85
11.03	Evidence of Indebtedness and Borrowing Notices	85
11.04	Notices	85
11.05	Confidentiality	87
11.06	Costs, Expenses and Indemnity	88
11.07	Environmental Indemnity	89
11.08	Taxes and Other Taxes	89
11.09	Survival of Indemnities	90
11.10	Successors and Assigns	90
11.11	Right of Set-off	94
11.12	Judgment Currency	94
11.13	Interest on Overdue Amounts Generally	94
11.14	Survival	95
11.15	Governing Law	95
11.16	Execution	95

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FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

Agreement made as of November 16, 2012 between (i) National Bank of Canada, one of the chartered banks of Canada, as Administrative Agent; (ii) the financial institutions listed on the signature pages as Lenders; and (iii) Algonquin Power Co., a trust created and existing under the laws of the Province of Ontario, as Borrower.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.01	Defined Terms

In this Agreement:

“2011 Trust Indenture” means Trust Indenture dated July 25, 2011, between the Borrower and BNY Trust Company of Canada, as amended, supplemented or otherwise modified from time to time;

“2011 Debenture Documents” means the 2011 Trust Indenture, any Debentures or Supplemental Indentures (as each such term is defined in the 2011 Trust Indenture) and any other document or instrument entered into by APCO or any other APCO Entity in connection therewith;

“Accordion Lender” means a Lender or a proposed new Lender that has agreed to accept a Commitment hereunder pursuant to an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.03(1);

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.03(1);

“Acquisition” means any transaction, or any series of related transactions, by which any APCO Entity, directly or indirectly, acquires assets or equity securities of any Person (other than another APCO Entity), and such assets or equity securities are thereafter not classified and accounted for as an “investment” on the consolidated balance sheet of APCO in accordance with GAAP. For certainty, any capital expenditure by an APCO Entity for the maintenance and repair of, or expansion of, an existing Power Generation Facility owned by such APCO Entity shall not be treated as an “Acquisition” by such APCO Entity.

“Additional Specified Wind Project Acquisitions” the acquisition (i) by Algonquin Power Fund (America) Inc. of additional membership interests in WPS where such acquisition maintains or increases Algonquin Power Fund (America) Inc.’s percentage ownership of WPS or (ii) by WPH of one hundred percent (100%) of the Capital Stock of one or more Additional Specified Wind Project Entities.

“Additional Specified Wind Project Entities” means Minonk and Senate;

“Administrative Agent” and “Agent” means National Bank of Canada, as administrative agent for the Lenders under this Agreement and any successor appointed pursuant to Section 10.08;

“Advance” means a Loan (including a LIBOR Loan), Bankers’ Acceptance or Letter of Credit, depending upon the context, made to, or accepted or issued for the account of, the Borrower by a Lender under the Revolving Credit;

“Affiliate” means with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

“Agreement” means this agreement, including the schedules hereto, as it may from time to time be amended, supplemented or otherwise modified and “herein”, “hereof”, “hereunder” and like expressions refer to this Agreement and not to any particular provisions hereof;

“APCO” means Algonquin Power Co., a trust formed and existing under the laws of the Province of Ontario;

“APCO Entity” means APCO or any Person Controlled by APCO, other than the Specified Wind Project Entities;

“APCO Trust Declaration” means the amended and restated declaration of trust dated as of May 26, 2004, amending and restating the declaration of trust creating APCO and providing for certain matters relating to its undertaking and governance dated as of September 8, 1997, as amended by Extraordinary Resolutions of the unitholders dated as of December 18, 1998, June 1, 2000, May 24, 2001, May 23, 2002, June 26, 2003, May 26, 2004, April 26, 2005, April 24, 2008, July 27, 2009 and June 8, 2010, as such declaration may from time to time be further amended, supplemented or otherwise modified;

“Applicable Laws” means in respect of any Person, property, transaction or event, all applicable federal, provincial, state, local, municipal and regional laws, statutes, ordinances, rules, by-laws, policies, guidelines, treaties and all applicable regulations, guidelines, directives, standards, requirements, judgments, orders, decisions, rulings, permits, authorizations, injunctions, awards and decrees of any Governmental Authority and all applicable common laws and laws of equity;

“Applicable Margin” applying to a Loan or Bankers’ Acceptance and the “Applicable Rate” applying to the LC Issuance Fee payable in respect of a Letter of Credit or Standby Fees shall be based on the Senior Debt Rating (determined as set out in the definition thereof) on each day of the relevant period, all as determined in accordance with the following table:

Level	Senior Debt Rating	Cdn. Prime Rate Loans and US Base Rate Loans	Bankers’ Acceptances, Financial Letters of Credit and LIBOR Loans	Performance Letters of Credit	Standby Fees

I	A low / A- or higher	¢ % per annum	¢ % per annum	¢ % per annum	¢ % per annum

II	BBB high / BBB+	¢ % per annum	¢ % per annum	¢ % per annum	¢ % per annum

III	BBB / BBB	¢ % per annum	¢ % per annum	¢ % per annum	¢ % per annum

IV	BBB low / BBB-	¢ % per annum	¢ % per annum	¢ % per annum	¢ % per annum

V	Lower than BBB low / BBB- or unrated	¢ % per annum	¢ % per annum	¢ % per annum	¢ % per annum

“Applicable Securities Laws” means the Applicable Laws applying to APUC as a “Reporting Issuer” under the Securities Act (Ontario);

“Approved Fund” means any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) a Person or an Affiliate of a Person that administers or manages a Lender;

“Approved Reinvestment” means (a) in the case of the Net Proceeds of a Capital Transaction of the type referred to in clause (i) or (ii) of the definition thereof, the use of such Net Proceeds to purchase assets, to make any Investment not prohibited by Section 8.02(e) or to effect a Permitted Acquisition and (b) in the case of the Net Proceeds of a Capital Transaction of the type referred to in clause (iii) of the definition thereof, the use of such Net Proceeds to rebuild, repair or replace the property lost or damaged in accordance with the terms of Section 8.01(k);

“APUC” means Algonquin Power & Utilities Corp.;

“APUC Entity” means APUC and any Person Controlled by APUC;

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule “H” or any other form approved by the Administrative Agent;

“Associate” means an “associate” as defined in the Securities Act (Ontario);

“Authorized Representative” of the Borrower or APUC means its Chief Executive Officer or Chief Financial Officer;

“Available Commitment” means the amount obtained by (i) subtracting the aggregate Outstanding Principal Amount of the Revolving Credit; from (ii) the Revolving Credit Limit;

“Bankers’ Acceptance”, “BA” or “Acceptance” means (i) with respect to any BA Lender, a non-interest bearing bill of exchange, in the form customarily used by the Lender, drawn on the Lender by the Borrower and accepted by the Lender under the Revolving Credit and includes a depository bill under the Depository Bills and Notes Act (Canada); and (ii) with respect to any Non-BA Lender, means a BA Equivalent Note;

“BA Discount Proceeds” means with respect to any Bankers’ Acceptance, an amount calculated on the applicable Borrowing Date which is (rounded to the nearest full cent) equal to the face amount of such Bankers’ Acceptance divided by the sum of one plus the product of (i) the BA Discount Rate multiplied by (ii) a fraction, the numerator of which is the term of such Bankers’ Acceptance and the denominator of which is 365;

“BA Discount Rate” means the average rate for bankers’ acceptances denominated in Cdn. Dollars, in an amount and having a maturity comparable to the Bankers’ Acceptances requested by the Borrower, which appears on the Reuters Screen CDOR page as of 10:00 a.m., Montreal time, on the Borrowing Date . In the event that the CDOR page is not available for determining the BA Discount Rate for any reason, the rate shall be determined by the Administrative Agent, acting reasonably;

“BA Equivalent Note” means a non-interest bearing promissory note issued under the Revolving Credit in favour of a Non-BA Lender in the form of Schedule “D” or in such other form as the Non-BA Lender may customarily use for bankers’ acceptance equivalent notes and includes a depository note under the Depository Bills and Notes Act (Canada);

“BA Lender” means any Lender which is a chartered bank under the Bank Act (Canada);

“Borrower” means Algonquin Power Co.;

“Borrowing” means the making, Conversion or Continuation of any Advances;

“Borrowing Date” means the date on which a Borrowing occurs;

“Borrowing Notice” means a duly completed notice in the form attached hereto as Schedule “B” executed and delivered by the Borrower in respect of a proposed Borrowing;

“Business Day” means a day (other than a Saturday or Sunday) which is not a legal holiday or a day on which banking institutions are authorized by Applicable Laws or local proclamation to close in Montreal or Toronto, Canada, and (i) in respect of Advances by way of LIBOR Loans and payments in respect thereof, a day that is also a day that is not a legal holiday or day on which banking institutions are authorized by Applicable Laws or local proclamation to close in New York, U.S.A. or London, England; and (ii) with respect to any transaction requiring a transfer of US Dollars, a day which is not a legal holiday or day on which banks are authorized by Applicable Laws or local proclamation to close in New York, United States of America;

“Canadian Dollars”, “Cdn. Dollars” and “Cdn. $” each means the lawful currency of Canada;

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease on the balance sheet of such Person in accordance with GAAP;

“Capital Stock” means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests; (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; and (vi) any agreement, option, warrant or other right to acquire any property described in the preceding clauses (i), (ii) (iii), (iv) or (v) or any securities convertible into or other rights to acquire any such property;

“Capital Transaction” means (i) any Transfer or series of related Transfers of any Property of any APCO Entity to a third party that generates Net Proceeds in excess of $1,000,000, other than in the ordinary course of business; (ii) any expropriation or other taking of any property of any APCO Entity by any Governmental Authority; or (iii) the destruction or damage of any property of any APCO Entity and the payment of insurance proceeds in respect thereof in an amount equal to or greater than $1,000,000 (but only to the extent that such proceeds do not relate to business interruption insurance);

“Cash Collateral” has the meaning set out in Sections 2.05(1) and 2.05(4);

“Cash Collateralized Obligations” has the meaning set out in Sections 2.05(1) and 2.05(4);

“Cdn. Prime Rate” at any time means the greater of (a) the rate of interest per annum quoted or announced by the Administrative Agent, in the City of Montreal as the reference rate of interest for the determination of interest rates that the Administrative Agent charges to customers of varying degrees of creditworthiness for loans in Cdn. Dollars made by the Administrative Agent in Canada and commonly known as the “prime rate” of the Administrative Agent; and (b) the sum of (i) the average rate for bankers’ acceptances denominated in Cdn. Dollars having a maturity of 1 month which appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Montreal time) on the date of determination, as reported by the Administrative Agent (and if such screen is not available, any successor or similar service as may be selected by the Administrative Agent); and (ii) 1% per annum;

“Cdn. Prime Rate Loan” means a Loan in Cdn. $, bearing interest at a rate of interest based on the Cdn. Prime Rate;

“Claim” means any claim of any nature whatsoever including any demand, cause of action, suit or proceeding;

“Commitment” of a Lender in respect of the Revolving Credit means the amount set out as such in the attached Schedule “A” as adjusted from time to time in accordance with this Agreement;

“Compliance Certificate” means a duly completed certificate, executed and delivered by an Authorized Representative of APUC and an Authorized Representative of the Borrower, in substantially the form of the certificate attached hereto as Schedule “E”;

“Consolidated Adjusted EBITDA” of APCO for any period means (i) the Consolidated EBITDA of APCO for the period, plus (ii) principal payments received by APCO during the period on a consolidated basis from Persons that are not APCO Entities; provided, however, that, with respect to including Consolidated EBITDA of any Specified Wind Project Entity (without duplication) in the calculation of the Consolidated EBITDA of APCO, only cash payments received by APCO, directly or indirectly and without duplication, from the Specified Wind Project Entities shall be included in such calculation as earnings with respect to such calculation (with such cash payments attributable to each specific Specified Wind Project to be calculated on an annualized basis for the 4 Fiscal Quarters after the date that the applicable Specified Wind Project is acquired, directly or indirectly, by Algonquin Power Fund (America) Inc.);

“Consolidated Amortization Expense” of a Person for any period means the amortization expenses of the Person for the period, on a consolidated basis, as determined in accordance with GAAP;

“Consolidated Capital of APCO” means the aggregate, as at the date of determination, of (i) Consolidated Indebtedness of APCO; and (ii) consolidated shareholders’ equity of APCO;

“Consolidated Capital of APUC” means the aggregate, as at the date of determination, of (i) Consolidated Indebtedness of APUC; (ii) consolidated shareholders’ equity of APUC; and (iii) the aggregate outstanding principal amount of all Convertible Debentures of APUC;

“Consolidated Depreciation Expense” of a Person for any period means the depreciation expenses of the Person for the period, on a consolidated basis, as determined in accordance with GAAP;

“Consolidated EBITDA” of a Person means, for any period, Consolidated Net Income of the Person plus, without duplication, (i) Consolidated Interest Expense of the Person, (ii) Consolidated Income Tax Expense of the Person, (iii) Consolidated Depreciation Expense of the Person, and (iv) Consolidated Amortization Expense of the Person and shall exclude, without duplication, (v) foreign exchange gains and losses of the Person for such period (vi) non-cash items of the Person for such period and (vii) other extraordinary, non-recurring or unusual items of the Person for such period, all as determined for the period in accordance with GAAP;

“Consolidated Entity” with respect of any Person (in this definition the “parent”) means any other Person, the accounts of whom are or should be consolidated in accordance with GAAP with those of the parent in the consolidated financial statements of the parent, prepared as of the relevant date;

“Consolidated Income Tax Expense” of a Person for any period, means the aggregate amount of any income tax expense of the Person for the period, as determined in accordance with GAAP;

“Consolidated Indebtedness” of a Person means Indebtedness of the Person, other than Convertible Debentures, determined on a consolidated basis in accordance with GAAP;

“Consolidated Interest Expense” of a Person means, for any period, without duplication, interest expense of the Person determined on a consolidated basis as the same would be set forth or reflected in a consolidated statement of earnings of the

Person and, in any event shall include (i) all interest accrued or payable in respect of such period, including capitalized interest; (ii) all fees (including standby, letter of credit, bank guarantee, commitment and bankers’ acceptance fees, but excluding any and all underwriting and arrangement fees paid or payable by the Person for the establishment of any credit facilities with the Person’s bankers from time to time) accrued or payable in respect of such period and which relate to any indebtedness or credit agreement, prorated (as required) over such period; (iii) any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and (iv) all net amounts charged or credited to interest expense under any Hedging Agreements in respect of such period;

“Consolidated Net Income” of a Person for any period, means the net income (or deficit) after taxes of the Person, as would appear on the consolidated statement of income of the Person for the period, prepared in accordance with GAAP;

“Consolidated Total Assets of APCO” means the consolidated Total Assets of APCO as set forth in the most recent audited annual financial statements of APCO delivered to the Administrative Agent in accordance with Section 8.01(j)(i);

“Continuation” means (i) the continuation of a Loan as a LIBOR Loan; or (ii) the rollover of any Bankers’ Acceptance into one or more new Acceptances;

“Control” by a Person of another Person (in this definition a “controlled entity”) means the beneficial ownership by the Person at the relevant time of Capital Stock in the controlled entity or other rights in circumstances where it can reasonably be expected that the Person is entitled to elect or appoint a majority of the directors, trustees, general partners or other comparable Persons of the controlled entity or to otherwise direct the affairs of the controlled entity and a Person shall be deemed to Control a controlled entity if the Person is required, in accordance with GAAP, to include more than 50% of the income of the controlled entity in its consolidated financial statements and the words “Controlled by”, “Controlling” and similar words have corresponding meanings. The Person who Controls a controlled entity shall be deemed to Control a Person Controlled by the controlled entity and so on;

“Conversion” means (i) the conversion of a Loan from one type to another or to any Bankers’ Acceptances; or (ii) the conversion of any Bankers’ Acceptances to a Loan;

“Conversion Date” means the date on which the Conversion of an Advance is made;

“Convertible Debentures” means any Indebtedness (i) the principal amount of which and the interest on which may be paid in full by the issuer, at its option, in Capital Stock of the issuer; (ii) the payment of which is unsecured and subordinated to the payment of the Obligations; and (iii) the principal portion of which is not due and payable or capable of becoming due and payable (whether by operation of an acceleration clause or otherwise), in whole or in part, prior to the Maturity Date;

“Corporation” and “corporation” means a corporation, company, limited liability company or other body corporate;

“Declining Lenders” shall have the meaning ascribed thereto in Section 2.14(d)(i);

“Default” means the occurrence of any event that with notice, the lapse of time or both would constitute an Event of Default;

“Defaulting Lender” means any Lender that has wrongfully refused to make available its rateable portion of any Loan pursuant to Section 5.04(1) or 5.07(1) or to fund any Required Overdraft Repayment Loan pursuant to Section 2.03(3);

“Distribution” means (i) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Capital Stock of any Person, (ii) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Capital Stock of any Person or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Capital Stock of such Person, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; (iii) the payment of interest or the repayment of principal with respect to any Indebtedness of any Person which is subordinated to the Indebtedness under this Agreement and the Documents; and (iv) the payment of interest or the repayment of principal with respect to any Indebtedness of any APCO Entity to APUC or any Non-APCO Entities;

“Documents” means this Agreement, the LC Documents, the Hedging Agreements, the Master Guarantee and all other present and future agreements, instruments and documents executed and delivered by any APCO Entity or APUC in favour of the Administrative Agent or any Lenders in connection with the transactions contemplated thereby;

“Draft” means a depository bill within the meaning of the Depository Bills and Notes Act (Canada) or a bill of exchange within the meaning of the Bills of Exchange Act (Canada), in each case, drawn by the Borrower on a Lender and bearing such distinguishing letters and numbers as the Lender may determine, but which has not been completed as to the payee or accepted by the Lender;

“Eligible Assignee” means any Person, other than an individual, an APCO Entity, APUC, any Affiliate of an APCO Entity, or, prior to an Event of Default that is continuing, any competitor of any APCO Entity or any Affiliate of any competitor of any APCO Entity;

“Environmental Laws” means all Applicable Laws pertaining to environmental or occupational health and safety matters, in effect as at the date hereof and as may be brought into effect or amended at any time hereafter, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, remediation and clean-up in connection with any presence or Release of a Hazardous Substance or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of a Hazardous Substance;

“Equivalent Cdn. Dollar Amount” means, on any day, with respect to any amount in US Dollars, the amount of Cdn. Dollars that would be required to purchase the amount of US Dollars, using the rate quoted by the Bank of Canada as the daily noon rate for conversion of US Dollars into Cdn. Dollars on the Business Day immediately preceding the day in question;

“Equivalent US Dollar Amount” means, on any day, with respect to any amount in Cdn. Dollars, the amount of US Dollars that would be required to purchase the amount of Cdn. Dollars, using the rate quoted by the Bank of Canada as the daily noon rate for conversion of Cdn. Dollars into US Dollars on the Business Day immediately preceding the day in question;

“Event of Default” has the meaning ascribed thereto in Section 9.01;

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Applicable Laws of which such recipient is organized or in which its principal office is located.

“Existing Credit Agreement” means the credit agreement made as of September 30, 1999 between National Bank of Canada, as administrative agent and lender, and Algonquin Power Income Fund (now named Algonquin Power Co.), as borrower, as amended prior to, and further amended and restated pursuant to, the First Amended and Restated Credit Agreement made as of April 26, 2002, as thereafter amended prior to, and further amended and restated pursuant to, the Second Amended and Restated Credit Agreement dated as of January 17, 2005, as thereafter amended prior to, and further amended and restated by the Third Amended and Restated Credit Agreement dated as of August 30, 2005, as thereafter amended prior to, and further amended and restated by the Fourth Amended and Restated Credit Agreement dated as of February 14, 2011 and as thereafter amended prior to the date hereof;

“Existing Letters of Credit” means the Letters of Credit described in the attached Schedule “I”;

“Extension Request” shall have the meaning ascribed thereto in Section 2.14(a);

“Extension Response Notice” shall have the meaning ascribed thereto in Section 2.14(a);

“Extension Response Period” shall have the meaning ascribed thereto in Section 2.14(a);

“Federal Funds Rate” means for any day, a fluctuating interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Administrative Agent from 3 federal funds brokers of recognized standing selected by the Administrative Agent;

“Finance Parties” means the Administrative Agent and the Lenders;

“Financial Letter of Credit” means a Letter of Credit that is a “direct credit substitute” within the meaning of the Guideline A-1 – Capital Adequacy Requirement of the Office of the Superintendent of Financial Institutions Canada, as determined by the Issuing Lender (“direct credit substitutes” include standby letters of credit serving as financial guarantees);

“Fiscal Quarter” means the 3 month period ending on each of March 31, June 30, September 30 or December 31 during a Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower ending on December 31;

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business;

“Funding Notice” has the meaning set out in Section 2.03(2);

“Funding Shortfall” has the meaning set out in Section 2.03(3);

“GAAP” means generally accepted accounting principles for financial reporting in the United States of America, as determined by the Financial Accounting Standards Board or any successor institute;

“Glenford Facility” means the 4,950 KW hydro-electric facility on the Ste. Anne River near the Village of Ste-Christine d’Auvergne, Quebec;

“Glenford Senior Debt” means the financing in the original principal amount of $6,900,000 provided by Corpfinance International Limited to Société en Commandite Chute Ford, a Quebec limited partnership pursuant to a credit agreement made as of November 15, 1994 or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased;

“Governmental Authority” means any government, parliament, legislature or commission or board of government, parliament or legislature, or any political subdivision thereof, or any quasi-governmental authority, or any court or, without limitation of the foregoing, any other law, regulation or rule-making entity, including, any central bank, fiscal or monetary authority or authority regulating financial institutions, having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing, including, any arbitrator, or any other authority charged with the administration or enforcement of Applicable Laws;

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any debts, liabilities or obligations (in this definition, collectively “debt”) of any other Person (in this definition, the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such debt of the payment of such debt, or (iii) to maintain working capital, equity capital or other financial statement condition of liquidity of the primary obligor so as to enable the primary obligor to pay such debt (and “Guaranteed” and “Guaranteeing” shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business. The amount of a Guarantee shall, subject to any limitations set out therein, be equal to the amount of the Guaranteed obligations and if the amount of the Guaranteed obligations is not determinable, an estimate of the Guaranteed obligations, as determined by APCO, acting reasonably;

“Hazardous Substance” means any substance, product, waste, residue, pollutant, material, chemical, contaminant, dangerous good, constituent or other material which is or becomes listed, regulated, defined or addressed under or subject to any Applicable Law, any Governmental Authority or any applicable permit issued under any Applicable Law;

“Hedging Agreement” means an existing or any future agreement or arrangement between the Borrower and a Lender that is designed to protect the Borrower or any other APCO Entity against fluctuations in interest rates, currency exchange rates or commodity prices relating to its day-to-day operations, including the Hedging Agreements described in the attached Schedule “F”;

“Income Tax Act” means the Income Tax Act (Canada);

“Indebtedness” of any Person means, at any time without duplication and whether or not contingent (i) any obligation of such Person for borrowed money, including the principal thereof, premium thereon (if any), interest thereon and all other fees, charges, costs and expenses on or related thereto; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, any such obligations incurred in connection with the acquisition of property, assets or businesses; (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (iv) any obligation of such Person issued or assumed as the deferred purchase price of property or services; (v) any Capital Lease Obligation of such Person; (vi) the amount for which any Capital Stock in such Person may be redeemed if the holders thereof are entitled at such time to require such redemption, or if such Person is otherwise obligated at such time to make such redemption, whether on notice or otherwise; (vii) any net payment obligation of the Person under any Hedging Agreement at the time of determination; and (viii) any obligation of the type referred to in clauses (i) through (vii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date;

“Indemnified Taxes” means Taxes other than Excluded Taxes;

“Interbank Rate” as it relates to any obligation owing to or by the Administrative Agent, means an annual rate of interest fluctuating with and at all times equal to the interbank rate for overnight funds of the Administrative Agent in the currency of the obligation;

“Investment” means any transaction, or any series of related transactions, by which any APCO Entity, directly or indirectly, (a) purchases or otherwise acquires equity securities of any Person (other than another APCO Entity) or any beneficial interest therein, (b) purchases or otherwise acquires bonds, notes, debentures or other debt securities of any Person (other than another APCO Entity) or any beneficial interest therein, (c) loans or advances moneys to any Person (other than another APCO Entity), or (d) contributes capital to any Person (other than another APCO Entity), and such purchase, loan or contribution is thereafter classified and accounted for as an “investment” on the consolidated balance sheet of APCO in accordance with GAAP. For certainty, any “Investment” by an APCO Entity shall not be treated as an “Acquisition” by such APCO Entity;

“Investment Grade Rated” means (i) in respect of Dominion Bond Rating Service Limited, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of Dominion Bond Rating Service Limited); (ii) in respect of Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc., a rating equal to or higher than BBB- (or the equivalent of any successor rating category of Standard & Poor’s Rating Services); and (iii), where the Borrower and the Majority Lenders have previously agreed in writing to include a rating agency or agencies other than Dominion Bond Rating Service Limited or Standard & Poor’s Rating Services, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Issuing Lender” means National Bank of Canada, its successors and assigns;

“LC Documents” means the standard form application and other agreements customarily obtained by the Issuing Lender in connection with the issuance of a Letter of Credit;

“LC Fronting Fee” means, with respect to any Letter of Credit issued by the Issuing Lender, ¢% of the Principal Amount of the Letter of Credit;

“LC Issuance Fee” has the meaning set out in Section 5.02;

“LC Obligations” means, at any time and as applied to any Letter of Credit, the sum of (i) the maximum amount which is, or at any time thereafter may become, available to be drawn under the Letter of Credit, assuming compliance with all requirements for drawings plus (ii) the aggregate amount of all drawings under the Letter of Credit honoured by the Issuing Lender but not reimbursed by the Borrower;

“Lenders” means the Persons from time to time parties to this Agreement as Lenders, including, National Bank of Canada in its respective capacities as a Lender, the Issuing Lender, the Overdraft Lender and the Sanger Lender together with its successors and assigns in such capacities;

“Letter of Credit” means an Existing Letter of Credit or a standby letter of credit or bank guarantee issued under the Revolving Credit after the date hereof by the Issuing Lender on the instructions of the Borrower, denominated in Cdn. Dollars or US Dollars, having a term of not more than 12 months, issued to a named beneficiary and otherwise in a form satisfactory to the Issuing Lender;

“LIBOR” means for each LIBOR Period with respect to any LIBOR Loan, the annual rate of interest determined by the Administrative Agent as being the average rate for deposits in US Dollars in the London interbank market which is shown on the Libor 01 page (or any successor page) of the Reuters service as of 11:00 a.m. (London, England time), rounded upward to the nearest whole multiple of  1/16th of one percent, 2 Business Days before the first day of the LIBOR Period for a period equal or comparable to the LIBOR Period in an amount equal or comparable to the amount of the LIBOR Loan, or if such rate is not available, the annual rate, rounded upward to the nearest whole multiple of  1/16th of one percent, which the Administrative Agent is prepared to offer in the London interbank market for deposits in US Dollars in the London interbank market at 11:00 a.m. (London, England time) 2 Business Days before the first day of the LIBOR Period;

“LIBOR Loan” means a Loan in US Dollars bearing interest at a rate of interest based on LIBOR;

“LIBOR Period” means, for each LIBOR Loan, a period which commences (i) in the case of the initial LIBOR Period, on the date the Loan is made or converted from another type of Advance, and (ii) in the case of any subsequent LIBOR Period, on the last day of the immediately preceding LIBOR Period, and which ends, in either case, on the day selected by the relevant Borrower in the applicable Borrowing Notice. The duration of each LIBOR Period shall be 1, 2, 3 or 6 months (or such shorter or longer period as may be approved by the Lenders), unless the last day of the LIBOR Period would otherwise occur on a day other than a Business Day, in which case the last day of the LIBOR Period shall be extended to occur on the next Business Day, or if such extension would cause the last day of the LIBOR Period to occur in the next calendar month, the last day of the LIBOR Period shall occur on the preceding Business Day;

“Liens” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions and other encumbrances and adverse claims of every nature and kind and howsoever arising;

“Loan” means a loan in Cdn. $ or US $ made to the Borrower by a Lender under the Revolving Credit, including by way of Overdraft;

“Long Sault Facility” means the 18,000 KW hydro-electric facility approximately 19 kilometres from Cochrane, Ontario;

“Loss” means any loss whatsoever, whether direct or indirect, including expenses, costs, damages, judgments, penalties, awards, assessments, fines and any and all reasonable fees, disbursements and expenses of counsel, experts and consultants;

“Long Sault Senior Debt” means the financing in the original principal amount of approximately $45,000,000 provided jointly and severally to Algonquin Power (Long Sault) Partnership, an Ontario partnership, and N-R Power Partnership, an Ontario partnership by a syndicate of life insurance lenders, with The Mutual Life Assurance Company of Canada as one of the lenders and acting as agent for the other lenders or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased;

“Mandatory Prepayment” has the meaning ascribed thereto in Section 2.05(3);

“Majority Lenders” at any particular time means one or more Lenders (other than Defaulting Lenders) whose aggregate Commitments are at least 66 2/3% of the aggregate of all Commitments;

“Master Guarantee” has the meaning ascribed thereto in Section 6.01(e);

“Material Adverse Change” means a material adverse effect on, or a material adverse change in, (i) the use, management, operations, condition, value or marketability of the Property, taken as a whole; (ii) the business, operations, management, property or condition (financial or otherwise) of the APCO Entities, taken as whole; (iii) the ability of the Borrower to pay any Obligations when due; or (iv) the ability of the Administrative Agent or any Lender to enforce its rights under the Documents or collect payment of the Obligations;

“Material Agreements” means (i) the APCO Trust Declaration; (ii) any agreements designated by the Majority Lenders, acting reasonably, from time to time as being a Material Agreement for purposes hereof; and (iii) any agreement which if terminated or cancelled would or could reasonably be expected to result in a Material Adverse Change;

“Material Authorization” means any approval, permit, licence or similar authorization (including, without limitation, any trademark, trade name or patent) from, and any filing or registration with, any Governmental Authority required to own any property or to carry on any business, where the failure to have such approval, permit, licence, authorization, filing or registration would or could reasonably be expected to result in a Material Adverse Change;

“Maturity Date” means November 16, 2015, as the same may be extended from time to time pursuant to Section 2.14;

“Maximum Credit Limit” means Cdn. $200,000,000, as adjusted from time to time in accordance with this Agreement;

“Maximum Sanger LC Amount” at any particular time means US $19,460,383.67 minus the aggregate of all Sanger LC Payment Advances made prior thereto;

“Minonk” means Minonk Wind, LLC, a Delaware limited liability company which owns a wind turbine electric generating facility consisting of one hundred (100) wind turbines with an expected total installed name plate capacity of approximately two hundred (200) megawatts located in Livingston and Woodford Counties, Illinois (the “Minonk Project”);

“Minonk Project” has the meaning set out in the definition of Minonk;

“Net Cash” as at the end of a calendar month means the cash received by the APCO Entities during such month, on a consolidated basis, less the costs and expenses (other than costs and expenses expressly prohibited by this Agreement) of the APCO Entities, on a consolidated basis, which were due and payable and paid during the month;

“Net Close Amount” means the net amount payable by the Borrower to the Lenders or by the Lenders to the Borrower upon the termination of all Hedging Agreements;

“Net Proceeds” means the net proceeds of any Capital Transaction;

“New Advance” means an Advance (including by way of Letter of Credit) representing a new advance of money or money’s worth as opposed to the Conversion or Continuation of an existing Advance;

“Non-APCO Entities” means the APUC Entities that are not APCO Entities or Specified Wind Project Entities;

“Non-BA Lender” means a Lender which is not governed by the Bank Act (Canada) and which does not accept bankers’ acceptances;

“Obligations” means all present and future indebtedness, liabilities and obligations of the Borrower and any Restricted Subsidiary to any Finance Party under or in connection with this Agreement or any Hedging Agreements, LC Documents or any other Documents;

“Operating Accounts” means such Cdn. Dollar and US Dollar Accounts as the Borrower and the Administrative Agent may from time to time designate as “Operating Accounts” for purposes of this Agreement;

“Organizational Chart” means an organizational chart in respect of the APCO Entities, in form and substance satisfactory to the Majority Lenders, acting reasonably;

“Other Statutory Claims” means any indebtedness, liabilities or obligations, other than Taxes, the payment or performance of which is secured by any Lien created by statute;

“Outstanding Principal Amount” of (i) an Advance means (A) the outstanding principal amount of the Loan (including any LIBOR Loan), in the case of a Loan; (B) the face amount of the Bankers’ Acceptance, in the case of a Bankers’ Acceptance; (C) the LC Obligations under a Letter of Credit, in the case of a Letter of Credit, and (ii) the Revolving Credit means the aggregate Outstanding Principal Amount of all Advances thereunder;

“Overdraft Accounts” has the meaning set out in Section 2.03(1);

“Overdraft Exposure” has the meaning set out in Section 2.03(2);

“Overdraft Lender” means National Bank of Canada;

“Overdraft Repayment Notice” has the meaning set out in Section 2.03(2);

“Overdrafts” has the meaning set out in Section 2.03(1);

“Payment Notice” means a duly completed notice in the form attached hereto as Schedule “C” executed and delivered by the Borrower in respect of any proposed payment to be applied in reduction of the Outstanding Principal Amount of any Advance;

“Performance Letter of Credit” means a Letter of Credit that is a “transaction-related contingency” within the meaning of the Guideline A-1 – Capital Adequacy Requirement of the Office of the Superintendent of Financial Institutions Canada, as determined by the Issuing Lender (“transaction-related contingencies” include performance bonds and standby and documentary letters of credit that support particular performance of non-financial or commercial contracts or undertakings rather than supporting general financial obligations);

“Permitted Acquisition” means an Acquisition (or series of related Acquisitions) (i) by any APCO Entities from any Persons, not at the time APCO Entities, of all or any part of the property comprising a Power Generation Facility or any Capital Stock in, or any Indebtedness of, any Persons who own, directly or indirectly (through the ownership of Capital Stock), all or any part of a Power Generation Facility; (ii) that is forecasted by APCO, acting reasonably, to increase the Consolidated Adjusted EBITDA of APCO during the following 3 year period and would not result in a default under Sections 8.02(k) or 8.02(l); (iii) which is consented to in writing by the Majority Lenders, in the case of an Acquisition having a total cost of more than Cdn. $150,000,000; (iv) which, in the case of the Acquisition of Capital Stock, is consented to by the board of directors or other comparable body of the issuer and, if required, of the owners of the Power Generation Facility being acquired; (v) which is completed at a time when no Default or Event of Default has occurred and is continuing; (vi) the completion of which would not result in any Default or Event of Default; (vii) which would not result, based on pro forma calculations for the 4 Fiscal Quarters immediately following the completion of the Acquisition, in any breach of any covenants in Section 8.03(1); (viii) which does not result in any additional Consolidated Indebtedness of the Borrower, other than Permitted Acquisition Debt, Indebtedness described in part (ix) (x) or (xi) of the definition of Permitted Indebtedness or Indebtedness under this Agreement; and (ix) where the only Liens in respect of the Capital Stock being acquired, if applicable, or in respect of any present or after-acquired property of any APCO Entity being acquired, are Permitted Encumbrances;

“Permitted Acquisition Debt” means (i) any Indebtedness of any newly acquired APCO Entity resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness provided that the amount thereof is not increased) provided that recourse for payment of the Indebtedness is limited to the property of the APCO Entity so acquired; and (ii) any unsecured Guarantee of Indebtedness required from APCO to complete the Permitted Acquisition;

“Permitted Encumbrances” means

(i)	title defects or irregularities in respect of any real property which are of a minor nature and which, in the aggregate, do not materially detract from the value of, or the use or operation of, the real property or any Power Generation Facilities located thereon;

(ii)	the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown in respect of any real property or in any comparable grant in jurisdictions other than Canada, provided they do not, in the aggregate, materially detract from the value of, or materially interfere with the use or operation of the real property or any Power Generation Facilities located thereon;

(iii)	all rights reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, grant or permit to terminate any such lease, grant or permit which do not or could not reasonably be expected to materially detract from the value of any real property or materially impair the use or operation of any Power Generation Facilities;

(iv)	Liens given to a public utility or other Governmental Authority in the ordinary course of business that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(v)	servicing agreements, development agreements, site plan agreements and other agreements with Governmental Authorities pertaining to the use or development of any real property, provided such agreements are complied with and will not materially impair the use or operation of any Power Generation Facilities located thereon;

(vi)	easements, rights-of-way, servitudes, restrictions and similar rights in respect of any real property granted or reserved to other Persons, provided such rights do not in the aggregate materially detract from the value of, or materially interfere with the use or operation of, the real property or any Power Generation Facilities located thereon;

(vii)	applicable municipal and other governmental restrictions, including zoning, building and municipal by-laws, ordinances and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions are complied with and will not materially impair the use or operation of any Power Generation Facilities located thereon;

(viii)	Liens incurred or pledges and deposits made in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, old-age pensions and similar legislation that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(ix)	Liens arising from the deposit of cash as security for the performance of bids, tenders, leases, contracts (other than contracts relating to Indebtedness) and statutory obligations of a like nature, incurred in the ordinary course of business;

(x)

undetermined or inchoate liens and other liens arising in the ordinary course of business by operation of law (including carrier’s, warehousemen’s, mechanic’s, construction, materialmen’s and vendor’s liens) that secure payment or performance of obligations not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(xi)	other than a claim for mechanic’s or construction liens, the Lien of any judgment rendered or action, claim, lis pendens or certificate of pending litigation filed against title to any real property, that is being contested diligently and in good faith by appropriate proceedings, provided the Lien does not adversely affect the use of the real property or any Power Generation Facilities located thereon and there shall have been paid either into court or deposited with the Administrative Agent for the benefit of the Lenders, appropriate collateral, including a bond issued by a licenced bonding company, in either case in an amount and of a type, in form and substance satisfactory to the Majority Lenders, acting reasonably;

(xii)	statutory Liens securing payment of Taxes and Other Statutory Claims not due or delinquent or the amount or validity of which are being diligently contested in good faith by appropriate proceedings (and provided further in the case of contested obligations, reserves in respect of the contested obligations are maintained in accordance with GAAP and no material property subject to the Liens may be forfeited or disposed or otherwise realized on during such contest);

(xiii)	Liens securing Purchase Money Obligations that are Permitted Indebtedness, provided that the Liens extend only to the equipment acquired or subject to the Capital Lease, as the case may be;

(xiv)	all present and future Liens on the Long Sault Facility to the extent that they secure payment of the Long Sault Senior Debt;

(xv)	all present and future Liens on the Glenford Facility to the extent that they secure payment of the Glenford Senior Debt;

(xvi)	all present and future Liens given by an APCO Entity in the ordinary course of its business to a Province of Manitoba public utility, municipality or other public authority when required by such public utility, municipality or other public authority in connection with any power purchase agreement or other similar agreement entered into by an APCO Entity and any Province of Manitoba public authority, municipality or other public authority;

(xvii)	all present and future Liens on the Sanger Facility to the extent that they secure payment of the Sanger Senior Debt;

(xviii)	Liens on property acquired pursuant to a Permitted Acquisition, to the extent that they secure payment or performance of related Permitted Acquisition Debt;

(xix)	any other Liens after the date of this Agreement on Property of the APCO Entities provided that such Liens secure payment or performance of Permitted Indebtedness and the amount of such Liens during the term of this Agreement shall not exceed, in the aggregate, $5,000,000; and

(xx)	Liens in favour of or consented to in writing by the Majority Lenders after the date of this Agreement;

“Permitted Indebtedness” means the (i) Obligations; (ii) the Long Sault Senior Debt; (iii) the Glenford Senior Debt; (iv) the Sanger Senior Debt; (v) Permitted Acquisition Debt; (vi) Purchase Money Obligations of the APCO Entities in an aggregate outstanding principal amount not exceeding $5,000,000; (vii) any unsecured Indebtedness owing by an APCO Entity to another APCO Entity; (viii) any unsecured Indebtedness owing by an APCO Entity to APUC, the payment of which is postponed to the payment of the Obligations on terms and conditions satisfactory to the Majority Lenders; (ix) Indebtedness under the 2011 Debenture Documents; (x) any other unsecured Indebtedness which ranks pari passu with, or subordinate to, the Obligations, so long as immediately before and immediately after giving effect to the incurrence thereof (a) no Default or Event of Default has occurred and is continuing and (b) the Borrower will be in compliance on a pro forma basis with the financial covenants set forth in Section 8.03(1); (xi) any unsecured Guarantee of Indebtedness given by APCO so long as immediately before and immediately after entering into such Guarantee of Indebtedness (a) no Default or Event of Default has occurred and is continuing and (b) the Borrower will be in compliance on a pro forma basis with the financial covenants set forth in Section 8.03(1); and (xii) any other Indebtedness consented to in writing by the Lenders after the date of this Agreement;

“Permitted Reorganization” means (1) any amalgamation, consolidation, merger, arrangement, winding up, liquidation, dissolution or similar proceeding of any APCO Entity that is either (i) consented to in writing by the Majority Lenders, or (ii) which is (A) an amalgamation, consolidation, merger, arrangement or similar proceeding of APCO Entities that are wholly owned, directly or indirectly, by the Borrower, provided that, with respect to any amalgamation, consolidation, merger, arrangement or similar proceeding of the Borrower or any Restricted Subsidiary, the surviving or continuing entity resulting therefrom is liable for all Obligations of the Borrower (in the case of an amalgamation, consolidation, merger, arrangement or similar proceeding involving the Borrower) or each Restricted Subsidiary that is party to such amalgamation, consolidation, merger, arrangement or similar proceeding (in the case of an amalgamation, consolidation, merger, arrangement or similar proceeding not involving the Borrower); or (B) a winding up, liquidation or dissolution of an APCO Entity (other than the Borrower, which is not permitted to wind up, liquidate or dissolve itself) into the Borrower or another APCO Entity that is wholly owned, directly or indirectly, by the Borrower, provided that, with respect to any winding up, liquidation or dissolution of a Restricted Subsidiary, the surviving or continuing entity resulting therefrom is liable for all Obligations of each Restricted Subsidiary that is party to such winding up, liquidation or dissolution; and (ii) no Default or Event of Default exists at the time of any of the foregoing actions or would exist after giving effect thereto; provided that, (A) the Borrower shall provide the Administrative Agent with at least 5 Business Days prior written notice of any of the foregoing actions with respect to the Borrower or a Restricted Subsidiary; (B) if any APCO Entity that was not previously a Restricted Subsidiary becomes a Restricted Subsidiary as a result of any of the foregoing actions, such APCO Entity shall, contemporaneously with the completion of such action, execute and deliver a joinder to the Master Guarantee and the other documentation referred to in Section 8.01(n); and (C) upon or promptly after the completion of any of the foregoing with respect to the Borrower or a Restricted Subsidiary, the Borrower shall deliver, or cause to be delivered, such other documents, certificates, resolutions and opinions as the Administrative Agent may reasonably request in connection with the foregoing;

“Person” means an individual, partnership, body corporate, trust or other juridical entity;

“Power Generation Facility” means a power generation facility located in Canada or the United States of America and any ancillary transmission assets;

“Principal Amount” of an Advance means (i) the outstanding principal amount of the Loan, in the case of a Loan; (ii) the face amount (or principal amount in the case of a BA Equivalent Note) of the Bankers’ Acceptance, in the case of a Bankers’ Acceptance; and (iii) the face amount of a Letter of Credit, in the case of a Letter of Credit;

“Property” means all present and after-acquired property of the APCO Entities;

“Purchase Money Obligations” of a Person means Indebtedness incurred or assumed by the Person in respect of the acquisition of equipment (including Indebtedness under Capital Leases but excluding Permitted Acquisition Debt) provided that the principal amount of the Indebtedness is not more than 100% of the acquisition cost of the equipment and includes any Indebtedness incurred in refinancing such Indebtedness, provided that the amount thereof is not increased;

“Rating Agencies” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. and Dominion Bond Rating Service Limited, or such other rating agency or agencies as the Borrower and the Majority Lenders may agree upon;

“Related Parties” means (i) all Affiliates and Associates of any APUC Entities; and (ii) any directors, officers, employees, agents or advisors of any Person described in (i);

“Release” is to be broadly interpreted and shall include deposit, leak, emit, add, spray, inject, inoculate, abandon, spill, seep, pour, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning;

“Reporting Date” in respect of any Fiscal Year means the date that is the earlier of the date on which the Borrower delivers, or by which time the Borrower is required to deliver, its consolidated financial statements in respect of the fiscal period ending as at the end of the Fiscal Year to the Administrative Agent pursuant to Section 8.01(j)(i);

“Required Cash Collateral Payments” at any particular time means the aggregate, at such time, of (i) the aggregate Outstanding Principal Amount of all Bankers’ Acceptances; (ii) the aggregate Outstanding Principal Amount of all Letters of Credit; and (iii) an amount equal to the Maximum Sanger LC Amount;

“Required Overdraft Repayment Loan” has the meaning set out in Section 2.03(2);

“Responsible Representative” means an employee of the Borrower having responsibility for any Borrowings or other transactions contemplated by this Agreement and includes the Authorized Representatives of the Borrower, and APUC’s Vice Chair, Director of Treasury Services & Treasurer, Director, Corporate Finance and Controller and in-house counsel of the Borrower;

“Restricted Subsidiary” means (A) each APCO Entity (other than APCO) which has a Consolidated EBITDA of at least $5,000,000 during the previous four (4) Fiscal Quarters; provided that such an APCO Entity shall not be a Restricted Subsidiary if (i) such APCO Entity is prohibited by Applicable Laws from providing a Guarantee in favour of the Finance Parties guaranteeing the Obligations of the Borrower and (ii) on the request of the Administrative Agent, acting reasonably, such APCO Entity delivers a legal opinion to such effect to and in favour of the Administrative Agent and Lenders, in form and substance satisfactory to the Administrative Agent, acting reasonably, or (B) each APCO Entity that Guarantees the obligations of the Borrower under and pursuant to the 2011 Debenture Documents. As of the date of this Agreement, the Restricted Subsidiaries are those APCO Entities set out on Schedule “J” hereto;

“Revolving Credit” has the meaning set out in Section 2.01(1);

“Revolving Credit Limit” means the lesser of (i) the aggregate of the Commitments in respect of the Revolving Credit; and (ii) the Maximum Credit Limit;

“Revolving Period” means the period commencing the date hereof and ending on the Banking Day preceding the Maturity Date;

“Sandy Ridge” means Sandy Ridge Wind, LLC, a Delaware limited liability company which owns a wind turbine electric generating facility currently in development consisting of twenty-five (25) wind turbines with an expected total installed name plate capacity of approximately fifty (50) megawatts located in Blair and Cambria Counties, Pennsylvania (the “Sandy Ridge Project”);”

“Sandy Ridge Project” has the meaning set out in the definition of Sandy Ridge;

“Sanger Cash Collateral” has the meaning set out in Section 2.05(1);

“Sanger Facility” means the 56,000 KW natural gas-fired generating facility located in Sanger, California;

“Sanger LC” means the Letter of Credit as defined in the Sanger LC Reimbursement Agreement;

“Sanger LC Bank” has the meaning set out in the Sanger LC Reimbursement Agreement;

“Sanger Lender” means National Bank of Canada, as a party to the Sanger LC Reimbursement Agreement, and its successors and assigns;

“Sanger LC Payment Advance” means a Loan made pursuant to a Sanger LC Payment Advance Obligation;

“Sanger LC Payment Advance Obligation” means the obligation of the Sanger Lender to make a Loan to APCO and to pay the proceeds thereof directly to the Sanger LC Bank as authorized and directed pursuant to the Sanger LC Reimbursement Agreement;

“Sanger LC Reimbursement Agreement” means the reimbursement agreement for irrevocable direct pay letter of credit dated as of May 1, 2002 between Banque Nationale du Canada, National Bank of Canada, New York Branch, as Letter of Credit Bank (as defined therein and referred to herein as the Sanger LC Bank), Algonquin Power Income Fund (now named Algonquin Power Co.), as Guarantor (as defined therein) and Sanger Power, L.L.C., as Borrower (as defined therein);

“Sanger Senior Debt” means the Variable Rate Demand Resource Recovery Revenue Bond due September 1, 2020 in the original principal amount of US$19,200,000 provided by the California Pollution Control Finance Authority to Algonquin Power Sanger LLC, a California limited liability company but not including any Indebtedness incurred in refinancing such Indebtedness;

“SEDAR” means the System for Electronic Document Analysis and Retrieval developed for the Canadian Securities Administrators;

“Senate” means Senate Wind, LLC, a Delaware limited liability company which owns a wind turbine electric generating facility consisting of seventy-five (75) wind turbines with an expected total installed name plate capacity of approximately of one hundred and fifty (150) megawatts located in Jack and Young counties, Texas (the “Senate Project”);”

“Senate Project” has the meaning set out in the definition of Senate;

“Senior Debt Rating” on any day means the rating by the Rating Agencies, in effect at the end of the day, of the Borrower’s senior long-term debt which is not secured or supported by a guarantee, letter of credit or other form of credit enhancement; provided, however, that in the event of a split rating between the Rating Agencies, the lowest rating shall apply; provided further, however, if there are two or more gradations between the split ratings, the rating immediately above the lowest rating shall apply. If a Rating Agency is replaced with another Rating Agency or changes its system of classifications after the date hereof, the determination of the Applicable Margin in respect of a Loan or Bankers’ Acceptance and the Applicable Rate in respect of the LC Issuance Fee payable in respect of a Letter of Credit or Standby Fees shall be determined by reference to the new classifications (as determined by the Majority Lenders, acting reasonably) most closely corresponding to the classifications previously used to determine the Applicable Margin and Applicable Rate;

“Specified Wind Project Acquisitions” means (i) the acquisition of outstanding membership interests in WPS by Algonquin Power Fund (America) Inc. prior to the date of this Agreement, (ii) the acquisition by WPS of one hundred percent (100%) of the class B units of WPH (which legally and beneficially, directly or indirectly, owns one hundred percent (100%) of the Capital Stock of Sandy Ridge) prior to the date of this Agreement and (iii) Additional Specified Wind Project Acquisitions.

“Specified Wind Project Entities” means WPS, WPH, Sandy Ridge, Minonk and Senate.

“Specified Wind Projects” means the Minonk Project, the Sandy Ridge Project and the Senate Project;

“Stamping Fee” has the meaning set out in Section 4.02;

“Standby Fee” has the meaning set out in Section 2.07;

“Taxes” means all taxes of any kind or nature whatsoever, including, without limitation, income taxes, realty taxes, goods and services taxes, withholding taxes, stamp taxes, sales and value-added taxes, royalties, duties and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority;

“Total Assets” means the total assets of APCO, on a consolidated basis, as determined in accordance with GAAP, but at all times excluding, without duplication, the assets owned by any Specified Wind Project Entities;

“Transfer” means any transfer, sale, exchange, assignment, gift, bequest, disposition or other arrangement by which possession, legal title, beneficial ownership or economic benefit or profits (whether direct or indirect by virtue of the ownership of shares, units, securities, notes, royalties or other interests) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and “Transferred” has a corresponding meaning;

“Units of APCO” means issued and outstanding trust units of APCO;

“Unutilized Portion” of the Revolving Credit means the difference between the Revolving Credit Limit and the Outstanding Principal Amount of the Revolving Credit;

“US Base Rate” means the greater of (i) the rate of interest per annum (based on a year of 365 days) established by the Administrative Agent from time to time, as the reference rate for the determination of interest rates that the Administrative Agent charges to customers of varying degrees of creditworthiness for US Dollar loans made by the Administrative Agent in Canada; and (ii) the Federal Funds Rate plus 1% per annum;

“US Base Rate Loan” means a Loan in US Dollars bearing interest at a rate of interest based on the US Base Rate;

“US Dollars” means the lawful currency of the United States of America and “US $” has a corresponding meaning;

“Wind Project Agreements” means the Wind Project Purchase Agreement, the WPH Operating Agreement and the WPS Operating Agreement;

“Wind Project Purchase Agreement” means the amended and restated fifty-one percent (51%) membership interest purchase and sale agreement dated as of June 29, 2012, by and among Gamesa Energy USA, LLC., as Seller, and Algonquin Power Fund (America) Inc., as Buyer, as the same may be amended, restated, supplemented or otherwise modified from time to time;

“WPH” means Wind Portfolio Holdings LLC, a Delaware limited liability company;

“WPH Operating Agreement” means the amended and restated operating agreement of WPH dated as of June 29, 2012, among WPS, as Class B Member, and the Class A Members referred to therein, as the same may be amended, restated, supplemented or otherwise modified from time to time;

“WPS” means Wind Portfolio Sponsorco, LLC, a Delaware limited liability company; and

“WPS Operating Agreement” means the amended and restated operating agreement of WPS dated as of June 29, 2012, between Algonquin Power Fund (America) Inc. and Gamesa Energy USA, LLC., as the same may be amended, restated, supplemented or otherwise modified from time to time;

1.02	Schedules

The following are the schedules attached to and incorporated into this Agreement by reference and deemed to be a part hereof:

Schedule “A”	Commitments

Schedule “B”	Borrowing Notice

Schedule “C”	Payment Notice

Schedule “D”	BA Equivalent Note

Schedule “E”	Compliance Certificate

Schedule “F”	Existing Hedging Agreements

Schedule “G”	Assignment and Assumption Agreement

Schedule “H”	Existing Letters of Credit

Schedule “I”	Loan Market Data

Schedule “J”	Closing Date Restricted Subsidiaries

1.03	Business Days

In the event that any day on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be or may be taken, as the case may be, on or by the next following Business Day.

1.04	Terms Generally

Words importing the singular shall include the plural and vice versa and words importing gender shall include all genders. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires (i) any definition of or reference to any agreement, instrument or other document herein (including the Schedules attached hereto) shall be construed as referring to such agreement, instrument or document as from time to time amended, supplemented or otherwise modified (subject to any restrictions in this Agreement or any other Document), (ii) any reference to any Person shall be construed to include their successors and assigns, and (iii) any reference to any Act shall be construed to refer to such Act as it may be amended and in effect from time to time.

1.05	Headings

The division of this Agreement into Articles, Sections, Subsections and Paragraphs and the insertion of headings is for convenience only and shall not affect the interpretation of this Agreement.

1.06	Currency References and Calculations

All references to the Cdn. Dollar amount of Commitments or the Cdn. Dollar amount of any financial threshold shall be read and construed as a reference to such Cdn. Dollar amount or its Equivalent US Dollar Amount. The Outstanding Principal Amount under the Revolving Credit or of any Advances shall be expressed in Cdn. Dollars and when calculating the amount thereof, all Advances outstanding in US Dollars shall be converted, for purposes of calculation, into their Equivalent Cdn. Dollar Amounts.

1.07	GAAP

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of any Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP, applied on a consistent basis.

1.08	Conflicts and Inconsistencies

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Document, the provisions of this Agreement shall govern and prevail.

1.09	Entire Agreement

Except for the letter agreements between the Borrower and the Administrative Agent in respect of certain agency and arrangement fees, this Agreement and the other Documents constitute the entire agreement between the parties hereto in respect of the subject matter hereof and supersede all prior oral or written understandings or agreements of the parties in respect of the subject matter hereof.

1.10	Amended and Restated Agreement

This Agreement is an amendment and restatement of the Existing Credit Agreement and the existing Loans and BAs under Existing Credit Agreement and the Existing Letters of Credit are Loans, BAs and Letters of Credit outstanding under, and governed by the terms and conditions of, this Agreement.

ARTICLE 2

CREDIT FACILITIES

2.01	Revolving Credit

(1)	Establishment

Subject to the terms and conditions of this Agreement, each Lender severally (and not jointly or jointly and severally) agrees to make Advances rateably to the Borrower in accordance with its Commitment pursuant to a revolving line of credit (the “Revolving Credit”) from time to time on any Business Day during the Revolving Period by way of Cdn. Prime Rate Loans, US Base Rate Loans, LIBOR Loans, Bankers’ Acceptances and Letters of Credit.

(2)	Use of Proceeds

Advances shall only be used by the Borrower for general corporate purposes (which for greater certainty shall include financing capital expenditures and Permitted Acquisitions and Investments permitted pursuant to Section 8.02(e)). Notwithstanding the foregoing, no Advance from any Lender or the proceeds thereof shall be used by the Borrower or any of its Affiliates to support or provide payment in respect of any hostile acquisition or takeover bid where a Lender determines, in its sole and absolute discretion, that it has a conflict of interest that would prohibit any Advance made by it pursuant hereto from being used as payment or other support in connection with such proposed hostile acquisition and/or takeover bid.

2.02	Revolving Credit Limit

(1) The Outstanding Principal Amount of the Revolving Credit shall not at any time exceed the Revolving Credit Limit and the aggregate Outstanding Principal Amount of Letters of Credit shall not at any time exceed $150,000,000.

(2) The Borrower may, from time to time, upon not less than 30 days prior written notice (a “Cancellation Notice”) to the Administrative Agent, permanently reduce the Revolving Credit Limit (and at the same time permanently reduce the Commitments of the Lenders in respect thereof, pro rata) by the amount of the Unutilized Portion of the Revolving Credit or any part thereof in excess of Cdn. $5,000,000 and in multiples of Cdn. $5,000,000.

2.03	Ability to Increase the Maximum Credit Limit and the Commitments

(1) Subject to Section 2.03(2), the Borrower may, by notice to the Administrative Agent (an “Accordion Notice”), from time to time request that the amount of the Commitments (and the Maximum Credit Limit) be increased by an aggregate amount of up to Cdn $75,000,000 (in the aggregate for all Accordion Notices), provided that each increase shall be in a minimum amount of Cdn $25,000,000 and whole number multiples of Cdn. $5,000,000. For certainty, the aggregate Commitments hereunder shall not exceed at any particular time Cdn $275,000,000.

(2) Upon receipt of an Accordion Notice, the Administrative Agent will offer to the Lenders to participate in the increase pro rata to their Commitments. If after such offers, any portion of the increase has not been accepted, then the Borrower will have the right at its discretion to offer (through the Administrative Agent) such portion to any of the Lenders or to Persons who are not Lenders. Any Accordion Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably. If offers made pursuant to Section 2.03(2) have been accepted, the Administrative Agent, the Borrower and the Accordion Lenders will execute an amendment to this Agreement; (i) providing that each Person who has accepted to participate in the increase will have a Commitment equal to the amount of its participation in the increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and (ii) containing such other provisions as may be necessary to give effect to the increase including a fee, to be paid by the Borrower for the rateable benefit of the Accordion Lenders the amount of which is agreed upon between the Borrower and the Administrative Agent at the time of the proposed increase.

(3) Nothing in this Section 2.03 is intended to commit any Lender to participate or the Administrative Agent to arrange for a participation in an increase.

Notwithstanding any other provision of this Agreement, an amendment agreement giving effect to an increase will not require the consent of Lenders other than those participating in the increase and that of the Administrative Agent.

(4) Notwithstanding anything else contained in this Section 2.03, no increase in, or establishment of, any individual Commitment hereunder shall be permitted at any time that a Default or Event of Default has occurred and is continuing.

2.04	Overdrafts

(1) The Borrower shall be entitled to incur overdrafts (“Overdrafts”) to a Cdn. Dollar account and a US Dollar account (collectively, the “Overdraft Accounts”) of the Borrower with, and designated for such purpose by, the Overdraft Lender in an aggregate Outstanding Principal Amount which when added to the aggregate Outstanding Principal Amount of all other outstanding Advances made by the Overdraft Lender to the Borrower shall not exceed the Commitment of the Overdraft Lender. Overdrafts shall only be used for general corporate purposes of the Borrower. Overdrafts in Cdn. Dollars shall be deemed to be Cdn. Prime Rate Loans, and Overdrafts in US Dollars shall be deemed to be US Base Rate Loans, made by the Overdraft Lender to the Borrower under the Revolving Credit. Notwithstanding any other provisions hereof no notice of any kind is required of the Borrower to obtain or repay any Cdn. Prime Rate Loan or US Base Rate Loan in the form of an Overdraft and no such Loan may be converted to any other type of Advance. Except as otherwise expressly provided in this section, Overdrafts shall be made solely by the Overdraft Lender without assignment to, or participation by, any of the other Lenders. Interest on Overdrafts and any fees relating to the administration and operation of the Overdraft Accounts shall be for the sole benefit of, and debited to the Overdraft Accounts by, the Overdraft Lender. Subject to the other terms and conditions hereof, Overdrafts shall be paid as and when deposits are made to the Overdraft Accounts.

(2) In the event that a New Advance (other than by way of an Overdraft) would result in the Outstanding Principal Amount of all Advances (including Overdrafts) owing to the Overdraft Lender under the Revolving Credit exceeding the Commitment of the Overdraft Lender, the Borrower shall, on or prior to the Borrowing Date of the New Advance, reduce the Overdrafts by the amount required to reduce the Outstanding Principal Amount of all Advances (including the Overdraft Lender’s rateable portion of the New Advance) owing to the Overdraft Lender to the amount of its Commitment. In the event that the Outstanding Principal Amount of the Overdrafts (the “Overdraft Exposure”) exceeds $5,000,000 at the beginning of the second Business Day (or such other day as may be agreed by the Overdraft Lender and the Borrower) of any calendar week, the Overdraft Lender may, and shall at any time that a Default or Event of Default has occurred and is continuing, give written notice (an “Overdraft Repayment Notice”) of the amount of the Overdraft Exposure to the Administrative Agent and require the Overdrafts to be paid in full. Upon receipt of an Overdraft Repayment Notice the

Administrative Agent shall promptly give written notice (a “Funding Notice”) to all of the Lenders (including the Overdraft Lender) that the Borrower is required to pay the Overdrafts in full from Loans made rateably by all of the Lenders under the Revolving Credit and setting out the amount of the Cdn. Prime Rate Loan and US Base Rate Loan (each, a “Required Overdraft Repayment Loan”) that each Lender is required to make to the Borrower rateably in accordance with its Commitment under the Revolving Credit in order for the Overdrafts to be paid in full. Upon receipt of a Funding Notice each Lender shall pay its Required Overdraft Repayment Loans to the Administrative Agent, and the Borrower shall be deemed to have been advanced such Required Overdraft Repayment Loans by the Lender under the Revolving Credit. The Administrative Agent shall immediately deposit, upon receipt, such Required Overdraft Loans to the Overdraft Accounts in payment of the Overdrafts and the Borrower shall be deemed to have irrevocably directed and authorized the Administrative Agent to make such deposits.

(3) In the event that a Lender does not transfer the funds representing its Required Overdraft Repayment Loans to the Administrative Agent for the benefit of the Overdraft Lender when required, such Defaulting Lender shall pay the Administrative Agent on demand, the amount (the “Funding Shortfall”) that the Defaulting Lender has failed to transfer to the Administrative Agent. Until such time as the Funding Shortfall has been paid to the Administrative Agent for the benefit of the Overdraft Lender, the Overdraft Lender shall be entitled to all interest payable by the Borrower to the Defaulting Lender in respect of the Required Overdraft Repayment Loan represented by the Funding Shortfall and for purposes of Section 10.04 only, the Commitment of the Defaulting Lender shall be treated as a Commitment of the Overdraft Lender (with the result that the Defaulting Lender shall not be entitled to receive any payments on account of the Obligations and all payments that would have otherwise been received by the Defaulting Lender shall be payable to the Overdraft Lender on account of the Funding Shortfall until paid in full). If any amount transferred by a Lender to the Administrative Agent or paid to the Overdraft Lender under this section and deemed to be advanced to the Borrower must be repaid by the Administrative Agent, the Overdraft Lender or other Lender to the Borrower, the Overdrafts shall not be reduced by the amount that is required to be repaid and the relevant Lenders shall purchase participations in the Overdrafts (without recourse to the Overdraft Lender) for an amount which will, or otherwise effect transactions to, achieve the financial results contemplated by this section.

(4) For greater certainty, the Lenders shall be obligated to transfer the funds representing the Required Overdraft Repayment Loans to the Administrative Agent for the benefit of the Overdraft Lender in payment of the Overdrafts in full irrespective of whether (i) any Default or Event of Default has occurred and is continuing; (ii) any conditions precedent under ARTICLE 6 have been satisfied; (iii) the Borrower has requested the Required Overdraft Repayment Loans; (iv) the Revolving Credit has been terminated; (v) the Revolving Period has expired; or (vi) the occurrence of any other event or circumstance.

2.05	Mandatory Prepayments and Credit Reductions

(1) Subject to the rights of the Administrative Agent and the Majority Lenders to accelerate payment pursuant to Section 9.02, the Borrower shall pay, and there shall become due and payable by the Borrower to the Administrative Agent for the benefit of the Lenders, on the Maturity Date (i) the Outstanding Principal Amount of all Loans made to the Borrower, plus any accrued and unpaid interest thereon and any amounts payable pursuant to Section 11.06(3) in respect thereof; (ii) the Outstanding Principal Amount of all BAs issued by or on behalf of the Borrower; (iii) the Outstanding Principal Amount of all Letters of Credit issued for the account of the Borrower; (iv) all other outstanding Obligations that are due and payable by the Borrower; and (v) an amount (the “Sanger Cash Collateral”) equal to the Maximum Sanger LC Amount. Any amount paid by the Borrower pursuant to this section shall be allocated in respect of the Obligations (the “Cash Collateralized Obligations”) relating to BAs, undrawn amounts under Letters of Credit and the Sanger Cash Collateral after the payment of all other Obligations (other than Obligations under Hedging Agreements that are not then due and payable) has been made in full. All amounts (the “Cash Collateral”) paid in respect of the Cash Collateralized Obligations shall be held as security by the Administrative Agent for the Obligations pursuant to the one or more security documents constituting a perfected Lien therein in favour of the Administrative Agent and shall be applied in payment of the Cash Collateralized Obligations and any other Obligations of the Borrower as and when due. The Borrower shall execute and deliver all such agreements and documents and do all such further things as may be reasonably required to give effect to the foregoing security arrangements. In the event that there is any Cash Collateral remaining after all of the Obligations (other than Obligations under Hedging Agreements that are not then due and payable) have been paid in full, it shall, except as may otherwise be required by Applicable Law, be paid over to the Borrower.

(2) The Borrower shall cause the Net Proceeds from a Capital Transaction to be used for Approved Reinvestments or to prepay outstanding Advances within the 12 month period (the “Reinvestment Period”) following the completion of the Capital Transaction. Any non-cash consideration received as part of a Capital Transaction will be treated as being an Investment made with the Net Proceeds thereof if it is not applied to prepay Advances or used for an Approved Reinvestment within the Reinvestment Period.

(3) In the event that the aggregate Outstanding Principal Amount under the Revolving Credit shall on any day exceed the Revolving Credit Limit as a result of any reduction made to the Maximum Credit Limit or any change in the exchange rate used to calculate the Outstanding Principal Amount of Advances outstanding in US Dollars, the Borrower shall, on the 3rd Business Day following its receipt of written notice thereof from the Administrative Agent, prepay (a “Mandatory Prepayment”) outstanding Advances to the extent required to reduce the Outstanding Principal Amount of the Revolving Credit to the Revolving Credit Limit.

(4) In the event that any Mandatory Prepayment would require any LIBOR Loan to be repaid prior to the end of the applicable LIBOR Period, any Banker’s Acceptance being repaid prior to the end of its term or any Letter of Credit being repaid (by returning it to the Issuing Lender for cancellation) prior to its expiry date, the Borrower may, in lieu of prepaying or causing the prepayment of such outstanding Advances (also “Cash Collateralized Obligations”), deposit cash (also “Cash Collateral”) with the Administrative Agent in an amount equal to the amount by which such outstanding Advances would need to be prepaid in order to reduce the Outstanding Principal Amount of the Revolving Credit to the Revolving Credit Limit, as security for the Obligations pursuant to one or more security documents to be granted in respect thereof constituting perfected Liens therein in favour of the Administrative Agent, provided the security documents to be granted in respect thereof and such opinions and other acts and things as may be required by the Administrative Agent in connection therewith are, in all respects, reasonably satisfactory, and are completed and delivered, to the Administrative Agent at the time that the prepayment would have otherwise been due. Such Cash Collateral shall be applied by the Administrative Agent in payment of such Cash Collateralized Obligations as and when due. The Borrower shall execute and deliver all such further agreements and documents and do all such further things as may be reasonably required to give effect to the foregoing security arrangements. In the event the Administrative Agent holds any such Cash Collateral for any Letter of Credit and such Letter of Credit is repaid (by return to the Issuing Lender for cancellation) at a time when the Outstanding Principal Amount of the Revolving Credit does not exceed the Revolving Credit Limit, any such Cash Collateral shall promptly be paid to the Borrower.

2.06	Conversions and Continuations of Advances

Subject to the terms and conditions of this Agreement, the Borrower may convert a Loan from one type to another or into Bankers’ Acceptances, continue LIBOR Loans for additional LIBOR Periods and roll over Bankers’ Acceptances into new Acceptances or convert Acceptances into Loans. No Conversion or Continuation shall constitute a repayment or prepayment of any Advance.

2.07	Standby Fee

During the Revolving Period the Borrower shall pay the Administrative Agent, for the rateable benefit of the Lenders, a standby fee (the “Standby Fee”) at the Applicable Rate on the daily Available Commitment under the Revolving Credit, payable in Cdn. Dollars quarterly in arrears on the first Business Day of January, April, July and October of each year for the period up to and including the last day of the preceding calendar quarter and on the date that the aggregate Outstanding Principal Amount of the Revolving Credit becomes due and payable.

2.08	Rateable Advances and Payments

(1) Unless the Administrative Agent receives notice from a Lender prior to the date of an Advance that the Lender will not make its rateable portion of the Advance available to the Administrative Agent, the Administrative Agent may assume that the Lender has made its portion available to the Administrative Agent on the date of the Advance and the Administrative Agent may, in reliance upon such assumption, make a corresponding amount available to the Borrower on such date. If and to the extent the Lender has not made its rateable portion available to the Administrative Agent, the Lender shall pay the corresponding amount to the Administrative Agent immediately upon demand. If the Lender pays the corresponding amount to the Administrative Agent, the amount so paid shall constitute the Lender’s part of the Advance for purposes of this Agreement. If the Lender does not pay the amount to the Administrative Agent upon demand and such amount has been made available to the Borrower, the Borrower shall pay the corresponding amount to the Administrative Agent upon demand and agrees that any such amount received and so reimbursed would not and shall not constitute an Advance. The Administrative Agent shall be entitled to recover interest on the corresponding amount from the Borrower from the date the amount was made available to the Borrower until the date it is repaid to the Administrative Agent at the rate applicable to Cdn. Prime Rate Loans, in the case of amounts made available in Cdn. Dollars, or the rate applicable to US Base Rate Loans, in the case of amounts made available in US Dollars. A Lender who defaults in the payment of any corresponding amount to the Administrative Agent under this section shall pay (as compensation to the Administrative Agent for the additional services required of the Administrative Agent as a result of the Lender’s default) interest to the Administrative Agent at the Interbank Rate on the corresponding amount from the date that the amount was made available to the Borrower by the Administrative Agent until the date it is repaid to the Administrative Agent. Nothing in this section shall affect any Commitment of any Lender to the Borrower.

(2) Unless the Administrative Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make the payment in full, the Administrative Agent may assume that the Borrower has made the payment in full on that date and the Administrative Agent may, in reliance upon that assumption, distribute to each Lender on the due date an amount equal to the amount then due to the Lender. If and to the extent the Borrower has not made such a payment in full, each Lender shall repay to the Administrative Agent upon demand the amount distributed to it together with interest at the Interbank Rate from the date such amount was distributed to the Lender until the date the Lender repays it to the Administrative Agent.

(3) References in this Agreement to a Lender’s rateable portion of Advances, rateable share of payments of principal, interest, fees or any other amount, shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be prima facie evidence of such rateable share.

(4) The Administrative Agent shall give each Lender prompt notice of (i) each Borrowing Notice received from the Borrower and of each Lender’s rateable portion of any Advance, and (ii) any other written notice received by it under this Agreement.

2.09	Payments under this Agreement

(1) All payments to be made by the Borrower to any Finance Party under this Agreement shall, unless otherwise required by the Administrative Agent, be made by the Administrative Agent debiting the amount of the payment in the relevant currency to the appropriate Operating Account on the date upon which the payment is due in accordance with the terms hereof. The Borrower shall ensure that there are sufficient funds having same day value to the Lenders on deposit in the appropriate Operating Accounts or that the credit available under the Overdraft Accounts is sufficient to cover all such payments on the date of payment. Any amount payable by the Borrower hereunder which is not paid to the Administrative Agent or any Lender when due may be debited by the Administrative Agent or any Lender to any other accounts of the Borrower. The Administrative Agent shall distribute all amounts due and payable to each Lender promptly upon receipt of payment. Any payment received by the Administrative Agent after 1:00 p.m. shall be deemed, for all purposes hereof, to have been received by the Administrative Agent on the next Business Day. Any amount received by the Administrative Agent for the account of the Lenders shall be held in trust for their benefit pending distribution and shall bear interest at the Interbank Rate from and after the date of receipt by the Administrative Agent.

(2) Unless otherwise expressly provided herein, the Administrative Agent shall make Advances and other payments to the Borrower by crediting, or causing to be credited, the relevant Operating Account with the amount of the payment.

(3) The Borrower shall give the Administrative Agent a Payment Notice in respect of any payment to be applied in reduction of the Outstanding Principal Amount of any Advances, other than Overdrafts.

(4) No Lender shall be responsible for any default by any other Lender to make Advances to the Borrower nor shall the Commitment of any Lender be increased as a result of any such default.

2.10	Application of Payments

All amounts received by the Administrative Agent from or on behalf of the Borrower and not previously applied pursuant to this Agreement shall, notwithstanding any Payment Notice, be applied or paid by the Administrative Agent (i) first, in reduction of any amount due and owing to the Administrative Agent for services rendered under this Agreement; (ii) second, in reduction of the obligation of the Borrower to pay any unpaid interest and any fees which are due and owing hereunder; (iii) third, in reduction of the obligation of the Borrower to pay any Claims or Losses referred to in Sections 11.06, 11.07 or 11.08; (iv) fourth, in reduction of the obligation of the Borrower to pay any amounts due and owing on account of the Outstanding Principal Amount of the Loans; (v) fifth, in reduction of the obligation of the Borrower to pay any other unpaid Advances which are due and owing; (vi) sixth, in reduction of any other obligation of the Borrower under this Agreement; (vii) seventh, in reduction of any Obligations due and owing in respect of any Hedging Agreements, pro rata, in accordance with the outstanding amount owed to each Lender in respect thereof; and (viii) lastly, to the Borrower or such other Persons as may be entitled to receive the remainder.

2.11	Netting

In the event that on any date there are amounts that would otherwise be payable pursuant to this Agreement by each of the Administrative Agent and a Lender to the other, or by the Borrower and a Lender to the other, then, on such date, each party’s obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

2.12	Computation of Interest and Fees

All computations of interest hereunder shall be made by the Administrative Agent taking into account the actual number of days in the period for which interest is payable, and in the case of Cdn. Prime Rate Loans and US Base Rate Loans, on the basis of a year of 365 days, and in the case of LIBOR Loans or any calculation of the Federal Funds Rate, on the basis of a year of 360 days. All computations of fees shall be made by the Administrative Agent on the basis of a year of 365 days, taking into account the actual number of days in the period for which the fees are payable. For purposes of the Interest Act (Canada) whenever any interest or fee under this Agreement is calculated at any time using a rate based on a year of 360 days, or is calculated during a leap year using a rate based on a year of 365 days, the rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to the applicable rate based on a year of 360 days or 365 days, as the case may be, multiplied by the actual number of days in the calendar year in which the period for which the interest or fee is payable ends, divided by 360 or 365 days, as the case may be. The principle of deemed reinvestment does not apply to any interest calculation under this Agreement and the rates of interest and fees stipulated in this Agreement are intended to be nominal rates and are not effective rates or yields.

2.13	Agency Fees

The Borrower shall pay the Administrative Agent, for its own account, an agency fee in an amount to be agreed upon in writing by the Administrative Agent and the Borrower.

2.14	Extension of Maturity Date

(a)	At any time not earlier than 90 days prior to and not later than 60 days prior to the annual anniversary of the date of this Agreement, the Borrower may, by written request to the Administrative Agent (the “Extension Request”), request that this Agreement be amended to extend the then current Maturity Date to a date one year later than the then current Maturity Date. A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 11.04. Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the “Extension Response Notice”), to be delivered not later than 10 Business Days after the receipt of the Extension Request (the “Extension Response Period”), approve or decline the Extension Request. If any Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request. If all Lenders approve the Extension Request, the Administrative Agent shall notify in writing the Borrower and the Lenders of such approval and confirm the new Maturity Date, which new Maturity Date shall become effective on and from the date of the then current Maturity Date. If the Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders and the Maturity Date shall not be extended.

(b)

The Administrative Agent shall provide written notice to the Borrower on or before the third Business Day after the Extension Response Period if a Majority Lenders but less than all of the Lenders approve the Extension Request within the Extension Response Period, which notice will identify the Lender or Lenders that have declined or are deemed to have declined the Extension Request (each a “Declining Lender”) and the amount of their respective individual Commitments. After receipt of such written notice, and for a period of 60 days thereafter, the Borrower will, on written notice to the Administrative Agent, be entitled to exercise any of the following options, or a combination thereof: (i) the Borrower may require that each such Declining Lender assign its rights under this Agreement, including all Obligations owing to such Declining Lender and its individual Commitment under this Agreement, to another Person who has agreed to assume such Declining Lender’s Commitment and to consent to the Extension Request, provided that no such assignment and assumption will be effective unless Section 11.10 is complied with and the consideration payable to such Declining Lender for the assignment includes all amounts owed to such Declining Lender in respect of this Agreement, including all Obligations hereunder (plus breakage costs, if any) and is paid to the Declining Lender by the Person so assuming; or (ii) the Borrower may cancel in its entirety the Commitment of the Declining Lender, provided that (A) no such cancellation will be effective unless all amounts owed to such Declining Lender under this Agreement, including all Obligations hereunder (plus breakage costs, if any) are paid to such Declining Lender and (B) the aggregate Commitments hereunder shall be permanently reduced by the amount of the individual Commitment of such Declining Lender.

(c)	If the Commitments of all Declining Lenders have been assumed or cancelled in accordance with Section 2.14(b) within the time period specified therein, the Administrative Agent will notify the Lenders of the same and the Maturity Date will be extended for a period of one year from the then current Maturity Date. However, if the Commitments of all Declining Lenders have not been assumed or cancelled in accordance with Section 2.14(b) within the time period specified therein, the then current Maturity Date will not be extended and the Administrative Agent will notify the Borrower and the Lenders of the same.

(d)	For greater certainty, if an Extension Request is not made during any given year or does not result in the extension of the then current Maturity Date, such fact will not prevent the Borrower from making an Extension Request during any subsequent year (other than the year of the then current Maturity Date).

ARTICLE 3

CDN. AND US DOLLAR LOANS

3.01	Cdn. and US Dollar Loans

(1) Subject to Section 2.03(1), an Advance by way of Loans shall be made pursuant to a Borrowing Notice given to the Administrative Agent not later than 11:00 a.m. one Business Day prior to the requested Borrowing Date (or three Business Days prior to the requested Borrowing Date in the case of LIBOR Loans) and shall be made rateably by each Lender in accordance with its Commitment in an aggregate minimum amount of (i) Cdn. $500,000, in the case of Cdn. Prime Rate Loans; (ii) US $500,000, in the case of US Base Rate Loans; and (iii) US $5,000,000, in the case of LIBOR Loans, and all in multiples of Cdn. $100,000 or US $100,000, as the case may be. The Loans made rateably by each Lender shall be advanced on the same date and, in the case of LIBOR Loans, shall have the same LIBOR Period. A Borrowing Notice shall be signed by, and shall be irrevocable and binding upon, the Borrower and shall specify (i) the requested date and purpose of the Borrowing; (ii) the type and aggregate Principal Amount of each type of requested Advance; and (iii) in the case of a LIBOR Loan, the initial LIBOR Period requested for the Loan.

(2) The Borrower shall not be entitled to select a LIBOR Period for any Loan that expires after the Maturity Date or conflicts with, in the opinion of the Administrative Agent, the payment obligations of the Borrower under ARTICLE 2.

(3) Upon receipt by the Administrative Agent of the funds comprising the Loans being made by the Lenders, the Administrative Agent shall deposit the funds to the appropriate Operating Accounts in accordance with ARTICLE 2.

3.02	Conversion and Continuation Rights

(1) Each Loan shall initially be of the type specified in the relevant Borrowing Notice and shall bear interest at the rate applicable to that type of Loan until (i) in the case of a LIBOR Loan, the end of the initial LIBOR Period specified in the Borrowing Notice; or (ii) in the case of a Cdn. Prime Rate Loan or US Base Rate Loan, the date on which the Loan is repaid in full or converted to another type of Loan or into Bankers’ Acceptances.

(2) Subject to the terms and conditions hereof, the Borrower may elect (i) to convert any Cdn. Prime Rate Loan into a US Base Rate Loan, LIBOR Loan or Bankers’ Acceptances; (ii) to convert any US Base Rate Loan into a Cdn. Prime Rate Loan, LIBOR Loan or Bankers’ Acceptances; or (iii) at the end of the LIBOR Period applying to any LIBOR Loan, to continue the Loan for an additional LIBOR Period or to convert the Loan into any other type of Loan or into Bankers’ Acceptances.

(3) Each Conversion or Continuation of a Loan shall be made pursuant to a Borrowing Notice given to the Administrative Agent (i) in the case of a Conversion to, or Continuation as, Cdn. Prime Rate Loans or US Base Rate Loans, not later than 11:00 a.m. 1 Business Day prior to date of such Conversion or Continuation (ii) in the case of a Conversion to, or Continuation as, LIBOR Loans, not later than 11:00 a.m. 3 Business Days prior to the date of such Conversion or Continuation. A Borrowing Notice given in respect of a Conversion or Continuation shall be signed by, and shall be irrevocable and binding upon, the Borrower and shall specify (i) the requested date of the Conversion or Continuation (which, in the case of the Continuation of a LIBOR Loan, shall be the last day of the current LIBOR Period); (ii) the aggregate Outstanding Principal Amount of each type of Loan subject to the requested Conversion or Continuation and the type of Advances into which the existing Loans are to be converted, in the case of a Conversion; and (iii) in the case of the Conversion of another type of Loan into, or a Continuation of, a LIBOR Loan, the new LIBOR Period requested for the Loan. A Borrowing Notice requesting the Conversion of an Advance (the “Existing Advance”) in one currency to an Advance (the “Converted Advance”) in another currency shall be deemed to be notice of the repayment of the Existing Advance and a notice requesting the drawdown of the Converted Advance.

(4) In the event that the Borrower shall fail to give a Borrowing Notice to the Administrative Agent within the notice period required to continue a LIBOR Loan for an additional LIBOR Period, the LIBOR Loan shall automatically be converted to a US Base Rate Loan on the last day of the applicable LIBOR Period.

3.03	Voluntary Prepayments

The Borrower may from time to time on not less than 1 Business Days’ prior written notice (a “Payment Notice”) to the Administrative Agent, prepay any Cdn. Prime Rate Loans or US Base Rate Loans, provided that the amount prepaid is not less than Cdn. $500,000 or US $ 500,000 and in multiples of Cdn. $100,000 or US $100,000, as the case may be, and all Obligations which may then be due and payable, are paid in full. All accrued and unpaid interest on any Loan being prepaid shall be paid on the next interest payment date unless at the time of the prepayment all of the other outstanding Advances under the Revolving Credit are being paid in full, in which case, all accrued and unpaid interest shall be paid at the time of the prepayment. Each Payment Notice shall be in the form attached hereto as Schedule “C”, shall be signed by the Borrower and shall be irrevocable.

3.04	Suspension of LIBOR and US Base Rate Borrowings

In the event that a Lender determines in good faith and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets, deposits of US Dollars are unavailable to the Lender, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definitions of LIBOR or US Base Rate, as the case may be, (iii) the making or continuation of any LIBOR Loans or US Base Rate Loans has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by the Lender to fund the Loans) which materially and adversely affects the funding of the Loans on any interest rate computed on the basis of LIBOR or the US Base Rate, as the case may be, or by reason of a change in any Applicable Laws or in the interpretation thereof by any Governmental Authority which affects the Lender or any relevant financial market and which results in LIBOR or the US Base Rate, as the case may be, no longer representing the effective cost to the Lender of deposits in the market, or (iv) any change in Applicable Laws or in the interpretation or application thereof by any Governmental Authority has made it unlawful for the Lender to make or maintain or give effect to its obligations in respect of LIBOR Loans or US Base Rate Loans, then

(a)	the right of the Borrower to select any affected type of Loan shall be suspended until the Lender determines in good faith that the circumstances causing the suspension no longer exist and the Administrative Agent so notifies the Borrower;

(b)	if any affected type of Loan has been requested but not advanced pursuant to a Borrowing Notice, the Borrowing Notice shall be cancelled and the requested Loan shall not be made;

(c)	if a LIBOR Loan is outstanding at any time when the right of the Borrower to select a LIBOR Loan is suspended, each outstanding LIBOR Loan shall automatically be converted on the last day of the LIBOR Period applying to the Loan (or such earlier date as may be required by any Applicable Laws) (i) to a US Base Rate Loan; or (ii) if the Borrower does not at that time have the right to select US Base Rate Loans, to a Cdn. Prime Rate Loan; and

(d)	if a US Base Rate Loan is outstanding at any time when the right of the Borrower to select a US Base Rate Loan is suspended, each outstanding US Base Rate Loan shall automatically and immediately be converted to a Cdn. Prime Rate Loan.

3.05	Interest on Loans

The Borrower shall pay interest on the Outstanding Principal Amount of each Loan from the date of the Loan until the Loan is repaid in full at the following interest rates:

(a)	Cdn. Prime Rate Loans

If and so long as the Loan is a Cdn. Prime Rate Loan, at a rate per annum equal at all times to the Cdn. Prime Rate in effect from time to time plus the Applicable Margin, calculated daily (but not compounded daily) and payable monthly in arrears (i) on the 1st Business Day of each month for the period up to and including the last day of the preceding calendar month; and (ii) when the Loan becomes due and payable in full or is repaid. Any amount of principal of or interest on any Cdn. Prime Rate Loan which is not paid when due shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the Cdn. Prime Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

(b)	US Base Rate Loans

If and so long as the Loan is a US Base Rate Loan, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin, calculated daily (but not compounded daily) and payable monthly in arrears (i) on the 1st Business Day of each month for the period up to and including the last day of the preceding calendar month; and (ii) when the Loan becomes due and payable in full or is repaid. Any amount of principal of or interest on any US Base Rate Loan which is not paid when due shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

(c)	LIBOR Loans

If and so long as the Loan is a LIBOR Loan, at a rate per annum equal at all times during each LIBOR Period applying to the Loan, to the sum of the LIBOR in effect during the LIBOR Period plus the Applicable Margin, and payable in arrears (i) on the last day of each consecutive 3 month period comprising the LIBOR Period; and (ii) on the last day of the LIBOR Period. Any amount of principal of or interest on any LIBOR Loan which is not paid when due shall be automatically converted on such due date to a US Base Rate Loan and shall bear interest after default and both before and after judgment from the date on which the amount is due until paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate in effect from time to time plus the Applicable Margin plus 2% per annum.

ARTICLE 4

BANKERS’ ACCEPTANCES

4.01	Creation and Purchase of Bankers’ Acceptances

(1) A Borrowing Notice in respect of Bankers’ Acceptances shall be signed by the Borrower and given to the Administrative Agent not later than 11:00 a.m. 2 Business Days prior to the requested Borrowing Date. The Administrative Agent shall, promptly following receipt of a Borrowing Notice in respect of Bankers’ Acceptances, advise each BA Lender and each Non-BA Lender of the face amount and term of each Draft to be completed and purchased by it. The term of all Bankers’ Acceptances issued pursuant to a Borrowing Notice shall be identical. The face amount of each Bankers’ Acceptance shall be Cdn. $100,000 or any whole multiple of Cdn. $100,000 and the aggregate face amount of Bankers’ Acceptances issued pursuant to any Borrowing Notice shall not be less than Cdn. $5,000,000 in the aggregate. Subject to the following, each Bankers’ Acceptance shall be dated the Borrowing Date on which it is issued and shall be for a term of one, two, three or six months. The Borrower shall not be entitled to select any term for a Bankers’ Acceptance that expires after the Maturity Date or conflicts with, in the opinion of the Administrative Agent, any payment obligations of the Borrower under ARTICLE 2. The aggregate face amount (the “Individual Lender Face Amount”) of the Drafts to be completed and purchased by each BA Lender and Non-BA Lender shall be equal to the pro rata share of such Lender of the aggregate face amount (the “Requested Face Amount”) of the Bankers’ Acceptances requested by the Borrower, except that, if an Individual Lender Face Amount would not be a whole multiple of Cdn. $100,000, such Individual Lender Face Amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn. $100,000. In order to facilitate the issuance of Bankers’ Acceptances pursuant to this Article, the Borrower hereby irrevocably authorizes each Lender and appoints each Lender its attorney to complete, sign and endorse Drafts on its behalf in handwritten form or by facsimile or mechanical signature or otherwise and, once so completed, signed and endorsed to accept, purchase, discount or negotiate such Bankers’ Acceptances in accordance with this Article. Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower and shall mature on the last day of the period specified therein. Any Bankers’ Acceptance purchased by a Lender may be held by the Lender for its own account or sold or traded in the money market, either directly or through securities brokers or dealers or a clearing house within the meaning of the Depository Bills and Notes Act (Canada) in accordance with arrangements made by the Lender.

(2) The Borrower shall pay each Bankers’ Acceptance issued on its behalf on its maturity by paying the Outstanding Principal Amount thereof to the Administrative Agent. The Borrower shall not claim any days of grace for the payment at maturity of any Bankers’ Acceptance and the obligations of the Borrower in respect thereof shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, irrespective of any lack of validity or enforceability of any Draft accepted as a Bankers’ Acceptance, or the existence of any claim, setoff, defence or other right which the Borrower may have at any time against the holder of a Bankers’ Acceptance, or any other Person, whether in connection with this Agreement or otherwise.

(3) Each Lender on the applicable Borrowing Date, shall (i) complete and accept one or more Drafts as advised by the Administrative Agent pursuant to this Article; (ii) purchase the resulting Bankers’ Acceptances at a price equal to the BA Discount Proceeds applying thereto; and (iii) after deducting the Stamping Fee payable to the Lender in respect of such Acceptances, pay the remaining balance of the purchase price to the Administrative Agent.

4.02	Stamping Fee

Upon the issuance of a Bankers’ Acceptance by a Lender, the Borrower, shall pay the Lender a fee (the “Stamping Fee”) equal to (i) the Applicable Margin in effect on the Borrowing Date on which the Bankers’ Acceptance is issued; multiplied by (ii) the face amount of the Bankers’ Acceptance; multiplied by (iii) a fraction, (A) the numerator of which is the term to maturity of the Bankers’ Acceptance, and (B) the denominator of which is 365 days. The Stamping Fee paid by the Borrower in respect of a Bankers’ Acceptance shall be recalculated from time to time if there is any change in the Applicable Margin during the term of the Bankers’ Acceptance. All adjustments in respect of Stamping Fees shall be payable by the Borrower to the Administrative Agent for the rateable benefit of the Lenders or by the Lenders, rateably, to the Borrower, as the case may be, on or prior the 10th Business Day following the date on which the Administrative Agent gives notice of the adjustments to the Borrower and the Lenders.

4.03	Conversion and Continuation Rights

(1) The Borrower may, pursuant to a Borrowing Notice given to the Administrative Agent not later than 11:00 a.m. 2 Business Days prior to the maturity of a Bankers’ Acceptance, elect to (i) issue a replacement Bankers’ Acceptance on the maturity of the outstanding Acceptance; (ii) convert any part of the Outstanding Principal Amount of the Bankers’ Acceptance into one or more Loans on the maturity date of the outstanding Acceptance; or (iii) pay the Bankers’ Acceptance on its maturity date as provided herein.

(2) Each Borrowing Notice given in respect of the Conversion or Continuation of a Bankers’ Acceptance shall specify (i) the requested date of the Conversion or Continuation (which shall be the maturity date of the Bankers’ Acceptance); and (ii) the type of Loan into which the outstanding Acceptance is to be converted or the Principal Amount and term of any replacement Bankers’ Acceptances.

(3) In the event that the Borrower shall fail to make an election in respect of any Bankers’ Acceptance pursuant to this section, the Bankers’ Acceptance shall automatically be converted upon maturity into a Cdn. Prime Rate Loan.

4.04	Bankers’ Acceptances Unavailable

In the event that the Administrative Agent determines in good faith, and so notifies the Borrower, that by reason of circumstances affecting the money market, there is no market for Bankers’ Acceptances, (i) the right of the Borrower to borrow by way of Bankers’ Acceptances shall be suspended until the Administrative Agent determines in good faith that the circumstances causing the suspension no longer exist and so notifies the Borrower; and (ii) if Bankers’ Acceptances have been requested but not accepted and purchased pursuant to a Borrowing Notice, the request for the Bankers’ Acceptances shall be deemed to be a request for Cdn. Prime Rate Loans in an amount equal to the Principal Amount of the requested Bankers’ Acceptances.

ARTICLE 5

LETTERS OF CREDIT

5.01	Letters of Credit

Advances under the Revolving Credit by way of Letters of Credit shall be made available by the Issuing Lender on behalf of all Lenders pursuant to a Borrowing Notice signed by the Borrower and given to the Administrative Agent well enough in advance of the requested Borrowing Date to provide the Issuing Lender a reasonable period of time to review any related documents or information and prepare the requested Letter of Credit (at a minimum, the Borrowing Notice must be given to the Administrative Agent not later than 11:00 a.m. 2 Business Days prior to the requested Borrowing Date). Concurrently with the delivery of a Borrowing Notice requesting a Letter of Credit, the Borrower shall execute and deliver to the Administrative Agent the LC Documents required by the Issuing Lender in respect of the requested type of Letter of Credit. No Letter of Credit shall have a term of more than 12 months (but may contain a clause which will automatically renew the Letter of Credit for successive 12 month (or shorter) terms from time to time unless prior to the date of such renewal, the Issuing Lender notifies the beneficiary that the Letter of Credit will not be renewed) and shall otherwise be, in form and substance, satisfactory to the Issuing Lender. Unless, otherwise agreed by the Issuing Lender, no Letter of Credit shall have a term that extends past the Maturity Date.

5.02	Fees

The Borrower shall pay the Administrative Agent for the rateable benefit of the Lenders a fee (an “LC Issuance Fee”) for the issuance and renewal of each Letter of Credit issued for its account under the Revolving Credit and an LC Fronting Fee to the Issuing Lender for its own account. The LC Issuance Fee and LC Fronting Fee shall be payable in arrears on the first Business Day of each Fiscal Quarter in the currency in which the Letter of Credit has been issued. In addition to the LC Fronting Fee payable in respect of a Letter of Credit, the Borrower shall also pay the Issuing Lender, for its own account, its customary cable charges and other standard administrative charges in respect of any amendment, transfer or renewal of the Letter of Credit or any drawings thereunder. The LC Issuance Fee for a Letter of Credit shall equal the greater of (i) $150 (in the currency of the Letter of Credit); and (ii) the amount equal to (A) the maximum liability of the Issuing Lender on the date that the fee is payable; multiplied by (B) a fraction (1) the numerator of which shall equal the product resulting from multiplying the Applicable Rate on the date that the fee is due and payable by the number of days in the term of the Letter of Credit; and (2) the denominator of which shall consist of 365 days. The LC Issuance Fees paid by the Borrower in respect of each Letter of Credit shall be recalculated from time to time if there is any change in the Applicable Rate during the term of the Letter of the Credit. All adjustments in respect of the LC Issuance Fees paid in respect of a Letter of Credit shall be payable by the Borrower to the Administrative

Agent for the rateable benefit of the Lenders or by the Lenders, rateably, to the Borrower, as the case may be, on or prior the 10th Business Day following the date on which the Administrative Agent gives notice of the adjustments to the Issuing Lender and the Borrower.

5.03	Participation

Each Lender, upon issuance of a Letter of Credit under the Revolving Credit (or upon the execution and delivery of this Agreement in the case of each Existing Letter of Credit) shall be deemed to have purchased, without recourse, a risk participation from the Issuing Lender in the Letter of Credit and the obligations arising thereunder, in each case in an amount equal to its pro rata share of the obligations under the Letter of Credit (based on the respective Commitments of the Lenders) and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to the Issuing Lender therefor and discharge when due, its pro rata share of the obligations arising under the Letter of Credit. Without limiting the scope and nature of each Lender’s participation in any Letter of Credit, to the extent that the Issuing Lender has not been reimbursed as required hereunder or under any Letter of Credit issued under the Revolving Credit, each Lender shall pay to the Issuing Lender its pro rata share of such unreimbursed amounts pursuant to the provisions hereof. Simultaneously with the making of each such payment by a Lender to the Issuing Lender, the Lender shall, automatically and without any further action on the part of the Issuing Lender or the Lender, acquire a participation in an amount equal to such payment (excluding the portion of such payment constituting interest owing to the Issuing Lender) in the related unreimbursed amount and in the interest thereon and in the related LC Documents. The obligation of a Lender to reimburse the Issuing Lender shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the Issuing Lender under any Letter of Credit, together with interest as provided herein.

5.04	Reimbursement Obligations

(1) In the event of any drawing under a Letter of Credit outstanding under the Revolving Credit, the Administrative Agent shall promptly notify the Borrower and the Lenders thereof, and the Borrower shall reimburse the amount drawn to the Issuing Lender in the currency of the drawing in same day funds not later than 12:00 noon, on the date of such drawing, if the Borrower shall have received notice thereof prior to 10:00 a.m. on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m., on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt. In the event that the Borrower fails to reimburse the Issuing Lender following a drawing as contemplated by the immediately preceding sentence, the Borrower shall be deemed to have requested a Loan from the Lenders under the Revolving Credit (a Cdn. Prime Rate Loan in the case of a drawing in Cdn. Dollars, and a US Base Rate Loan, in the case of a drawing in US Dollars) on the date such reimbursement was required, in an amount and in the currency of the drawing, the proceeds of which will be used to satisfy the reimbursement obligations of the Borrower to the Issuing Lender in respect of the drawing.

(2) Each Lender hereby irrevocably agrees to make its pro rata share of each Loan deemed to have been requested pursuant to subsection (1) above immediately upon any such deemed request in the amount, in the currency, in the manner and on the date specified in (1) above notwithstanding (i) the amount of the Loan may not comply with the requirements hereunder or may result in the Outstanding Principal Amount of the Revolving Credit exceeding the Revolving Credit Limit, (ii) whether any conditions specified herein are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) that any such request or deemed request for a Loan is not made by the time otherwise required hereunder, (v) whether the date of such Borrowing is a date on which Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto at any time prior to or contemporaneously with such Borrowing. In the event that any such Loan cannot for any reason be made on the date otherwise required above (including, as a result of the commencement of any insolvency proceeding under any Applicable Laws with respect to any APCO Entities), then each Lender shall promptly purchase (as of the date such Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Issuing Lender such participation in the outstanding LC Obligations as shall be necessary to cause each such Lender to share in such LC Obligations rateably (based upon the respective Commitments of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Section 9.02)), provided that at the time any purchase of a participation pursuant to this sentence is actually made, the purchasing Lender shall be required to pay to the Issuing Lender, to the extent not paid to the Issuing Lender by the Borrower, interest on the principal amount of the participation purchased for each day from and including the day upon which such Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at a rate equal to the Interbank Rate.

(3) The reimbursement obligations of the Borrower hereunder shall be absolute and unconditional under all circumstances irrespective of any rights of setoff, counterclaim or defence to payment the Borrower may claim or have against the Issuing Lender, any other Finance Parties, the beneficiary of the Letter of Credit drawn upon or any other Persons, including any defence based on any failure of the Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit.

(4) A Letter of Credit issued under the Revolving Credit may contain a statement that the Letter of Credit is for the account of the Borrower and another Person, however, notwithstanding such statement, the Borrower shall be the actual and sole account party for all purposes of this Agreement for such Letter of Credit and no such statement shall affect any Obligations of the Borrower to the Lenders in respect thereof.

5.05	Dealing with Letters of Credit

(1) The Borrower agrees that neither the Issuing Lender nor its officers, directors or correspondents shall assume liability for, or be responsible for, (i) the use which may be made of any Letter of Credit; (ii) any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; (iii) the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; (iv) payment by the Issuing Lender of any draft which does not comply with the terms of any Letter of Credit, unless such payment results from the gross negligence or wilful misconduct of the Issuing Lender; (v) any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; (vi) any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person; (vii) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; (viii) any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; (ix) or any failure by the Issuing Lender to make payment under any Letter of Credit as a result of any Applicable Laws, control or restriction rightfully or wrongfully exercised or imposed by any Governmental Authority or as a result of any other cause beyond the control of the Issuing Lender or its officers, directors or correspondents.

(2) The obligations of the Borrower under this ARTICLE 5 with respect to each Letter of Credit shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under all circumstances including (i) any matter referred to in Section 5.05(1); (ii) any invalidity of any obligation secured by any Letter of Credit; (iii) any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit; (iv) any lack of validity or enforceability of any Letter of Credit; (v) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the Issuing Lender, any other Finance Party, the beneficiary of any Letter of Credit or any other Person; or (vi) any breach of contract or other dispute between the Borrower and the Issuing Lender any other Finance Party, the beneficiary of any Letter of Credit or any other Person.

(3) The Issuing Lender may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the Issuing Lender to be lawfully entitled to the property of such beneficiary, and the Issuing Lender may make payments under such Letter of Credit to such Person. For greater certainty, the preceding sentence is for the sole benefit of the Issuing Lender and the other Finance Parties, and may not be relied on by any other Person.

(4) No acts or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender to enforce any right, power or benefit under this Agreement.

(5) Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, shall be subject to the Uniform Customs and Practice for Documentary Credits or the International Standby Practices, as applicable, of the International Chamber of Commerce, as in effect at the time of issuance of the Letter of Credit.

5.06	Responsibility of Issuing Lender to Other Lenders

It is expressly understood and agreed that the obligations of the Issuing Lender hereunder to the other Lenders are only those expressly set forth in this Agreement and that the Issuing Lender shall be entitled to assume that the conditions precedent set forth in ARTICLE 6 have been satisfied unless it shall have acquired actual knowledge that any such condition precedent has not been satisfied. Nothing in this Section shall be deemed to prejudice the right of any Lender to recover from the Issuing Lender any amounts made available by the Lender to the Issuing Lender pursuant to this ARTICLE 5 in the event that it is determined by a court of competent jurisdiction that the payment with respect to a Letter of Credit constituted gross negligence or willful misconduct on the part of the Issuing Lender.

5.07	Participation in Sanger LC Payment Advance Obligations

(1) Each Lender, shall be deemed to have purchased, without recourse, a risk participation from the Sanger Lender in the Sanger LC Payment Advance Obligations, in each case in an amount equal to its pro rata share of the Sanger LC Payment Advance Obligations (based on the respective Commitments of the Lenders) and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay and discharge when due, its pro rata share of the Sanger LC Payment Advance Obligations. The obligation of a Lender to make a Sanger LC Payment Advance in accordance with its pro rata share of the Sanger LC Payment Advance Obligations shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. On the date that each Sanger LC Payment Advance is to be made pursuant to a Sanger LC Payment Advance Obligation, the Borrower shall be deemed to have requested, under the Revolving Credit, a US Base Rate Loan in the amount, and as of the due date, of such Sanger LC Payment Advance and the Sanger Lender shall promptly advise the Administrative Agent in writing of the obligation of the Lenders to make such Sanger LC Payment Advance rateably under the Revolving Credit.

(2) Each Lender hereby irrevocably agrees to make its pro rata share of each US Base Rate Loan deemed to have been requested under the Revolving Credit pursuant to Section 5.07(1) immediately upon any such deemed request in the amount, and as of the date specified in Section 5.07(1) notwithstanding (i) the amount of the Loan may not comply with the requirements hereunder, (ii) whether any conditions specified herein are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) that any such request or deemed request for a Loan is not made by the time otherwise required hereunder, (v) whether the date of such Borrowing is a date on which Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto at any time prior to or contemporaneously with such Borrowing. In the event that any such Loan cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of any insolvency proceeding under any Applicable Laws with respect to any APCO Entities), then each Lender shall promptly purchase (as of the date such Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Sanger Lender such participation in the outstanding Sanger LC Payment Advances as shall be necessary to cause each such Lender to share in such Sanger LC Payment Advances rateably (based upon the respective Commitment of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Section 9.02)), provided that at the time any purchase of a participation pursuant to this sentence is actually made, the purchasing Lender shall be required to pay to the Sanger Lender, to the extent not paid to Sanger Lender by the Borrower, interest on the principal amount of the participation purchased for each day from and including the day upon which such Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at a rate equal to the Interbank Rate.

5.08	Conflict with LC Documents

In the event of any conflict between the provisions of this Agreement and the provisions of any LC Document, the provisions of this Agreement shall govern and prevail.

5.09	Survival

The obligations of the Borrower under this ARTICLE 5 shall survive the termination of this Agreement for so long as any LC Obligations are outstanding (including by way of reinstatement).

ARTICLE 6

CONDITIONS PRECEDENT

6.01	Conditions Precedent to Initial Borrowing

The obligation of each Lender to give effect to the initial Borrowing after the date of this Agreement is subject to and conditional upon the satisfaction at the time of the Borrowing of each of the following conditions:

(a)	the Administrative Agent shall have received an executed copy of this Agreement;

(b)	the Administrative Agent shall have received a proper and timely Borrowing Notice;

(c)	the Borrower shall have delivered to the Administrative Agent, in form and substance satisfactory to the Lenders,

(i)	a certificate of an officer or other like Person of the Borrower and each of the Restricted Subsidiaries as of the date of the initial Borrowing as to their respective constating or other organizational documents, resolutions or other authorizing documents, names, positions and true signatures of authorized signing officers and such other matters as the Lenders may require in connection with the execution, delivery and performance by the Borrower and such Restricted Subsidiaries of the Documents to which they are a party; and

(ii)	such other certificates and documents as the Lenders may require, acting reasonably, in connection with the execution, delivery and performance by the APCO Entities of the Documents;

(d)	the Borrower shall have paid the Finance Parties all fees and expenses due and payable on or prior to execution and delivery of, and executed and delivered, this Agreement;

(e)	each Restricted Subsidiary as of the date of the initial Borrowing shall have executed a Guarantee to and in favour of the Finance Parties, guaranteeing payment of the Obligations of the Borrower and agreeing, among other things, to perform and observe the covenants that the Borrower has agreed to cause them to perform and observe under this Agreement, in form and substance satisfactory to the Administrative Agent (the “Master Guarantee”);

(f)	all Documents to be executed and delivered by the APCO Entities in connection with this Agreement shall have been so executed and delivered to the Administrative Agent;

(g)	the Lenders shall have received favourable opinions of legal counsel of the Borrower and the Restricted Subsidiaries as of the date of the initial Borrowing, in form and substance satisfactory to the Lenders; provided that opinions of legal counsel shall not be required in connection with the corporate status, due authorization, execution and delivery of any Documents provided by Restricted Subsidiaries as of the date of the initial Borrowing formed in the United States of America;

(h)	the Lenders shall have received consolidated (excluding the Specified Wind Project Entities) unaudited financial statements of the Borrower for the 2010 and 2011 Fiscal Years, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the year, together with the notes thereto, all prepared in accordance with GAAP consistently applied;

(i)	the Lenders shall have received a pro forma financial forecast for each of the Borrower and APUC for each of 2012, 2013, 2014 and 2015 Fiscal Years, consisting of a balance sheet, income statement, statement of changes in financial position, cash flow statements for such Power Generation Facilities as may be requested by the Lenders, and a calculation of the financial covenants under Section 8.03(1), together with supporting materials;

(j)	the Lenders shall have received a certificate from Authorized Representatives of the Borrower and APUC setting out the calculation of, and demonstrating pro forma compliance with, the financial covenants under Section 8.03(1) for the 3rd Fiscal Quarter of the 2012 Fiscal Year (based on unaudited financial statements), together with supporting materials;

(k)	(i) the representations and warranties set forth in Section 7.01 shall be true and correct as if made on and as of such date, (ii) no event shall have occurred which constitutes a Default or an Event of Default, nor shall the requested Borrowing result in the occurrence of such an event, (iii) no event, circumstance or development shall have occurred or become known which has had or would reasonably be expected to have a Material Adverse Change and (iv) the Administrative Agent shall have received a certificate from an officer or other like Person of the Borrower confirming each of (i), (ii) and (iii);

(l)	the Lenders shall be satisfied with the insurance policies on the Property and true and complete copies of the policies and certificates of insurance from the insurers in respect thereof shall have been delivered to the Lenders

(m)	the Lenders shall have received all requisite information to identify the APCO Entities under applicable “know your customer” legislation, delivered sufficiently in advance for each Lender to complete such identification;

(n)	the Administrative Agent shall have received satisfactory evidence it has aggregate Commitments in the amount of $200,000,000 from the Lenders; and

(o)	the Lenders shall have been provided with written confirmation of the Senior Debt Rating of the Borrower and all other information requested in connection with the transactions contemplated hereby and shall have completed and be satisfied with the results of their due diligence in respect thereof.

6.02	Conditions Precedent to Subsequent Advances

The obligation of each Lender to make or give effect to any Borrowing on any Borrowing Date subsequent to the initial Borrowing after the date of this Agreement, is subject to and conditional upon the satisfaction at the time of the Borrowing of each of the following conditions:

(a)	the Administrative Agent shall have received a proper and timely Borrowing Notice;

(b)	the representations and warranties set forth in Section 7.01 shall be true and correct as if made on and as of such date; and

(c)	no event shall have occurred which would constitute a Default or an Event of Default nor shall the requested Borrowing result in the occurrence of such an event.

6.03	Waivers

The conditions of this Article are for the sole benefit of the Lenders, and may be waived by the Lenders in whole or in part in respect of any Borrowing, without prejudicing the Lenders’ rights to assert them in whole or in part in respect of any other Borrowing.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.01	Representations and Warranties

The Borrower represents and warrants to the Finance Parties that:

(a)	Status, Power and Qualification

Each APCO Entity is a trust, body corporate, limited or general partnership or limited liability company. Each APCO Entity that is a trust has been duly formed and is validly existing under the laws of its jurisdiction of formation, and has the power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each APCO Entity that is a body corporate is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each APCO Entity that is a general or limited partnership has been duly formed as a general or limited partnership, as the case may be, under the laws of the jurisdiction of its formation and has the power and capacity to own all of its undertaking and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. Each APCO Entity that is a limited liability company has been duly formed as a limited liability company under the laws of the jurisdiction of its formation and has the power and capacity to own all of its undertakings and property, to carry on its business as presently carried on by it and to execute, deliver and perform each of the Documents to which it is a party. The APCO Entities have all approvals, permits, licences and other similar authorizations (including, without limitation, any trademark, trade name or patent) from, and have made all filings or registrations with, any Governmental Authority required to own any property or to carry on any business, where the failure to have such approvals, permits, licences, authorizations, filings or registrations would or could reasonably be expected to result in a Material Adverse Change on any APCO Entities having, individually or in the aggregate, operating income during the 12 month period preceding such failure (or annualized based on such shorter period as may be applicable) of greater than $1,000,000;

(b)	Valid Authorization

Each APCO Entity has taken all necessary action to authorize the creation, execution, delivery and performance by the APCO Entity of each Document to which it is a party;

(c)	Management and Supervision

Except as set out in the partnership agreements relating to the APCO Entities that are general or limited partnerships, and the trust declarations of each of the APCO Entities that are trusts, there are no management agreements, operations and supervisory agreements, consulting agreements, unanimous shareholder agreements, pooling agreements, voting trust agreements or other agreements or understandings which restrict any powers of any trustees, directors, officers, partners or other like Persons responsible for supervising or managing the business or affairs of any APCO Entities;

(d)	No Contravention or Consents

None of the execution, delivery and performance of any Documents by any APCO Entity (i) has resulted or will result in any contravention, violation, breach or default under (A) any constating or organizational documents of any APCO Entity (including, without limitation, any trust declaration); (B) any agreement, instrument or other document to which any APCO Entity is a party or by which it or any of its undertaking or property are bound, or (C) any Applicable Laws; (ii) will obligate any APCO Entity to grant any Lien to any Person; (iii) has or will result in or permit the acceleration of the maturity of any debt, liability or other obligation of any APCO Entity; or (iv) requires any approval or consent of any Governmental Authority or other Person;

(e)	Enforceability

This Agreement constitutes and, when executed and delivered, each of the other Documents to which any APCO Entity is a party will constitute, a valid and legally binding obligation of each APCO Entity that is a party thereto, enforceable against such APCO Entity in accordance with its terms, subject to bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and the discretion reserved to the courts in granting equitable remedies;

(f)	Business of APCO Entities

None of the APCO Entities carries on any business other that the power generation business in Canada and the United States of America or, directly or indirectly owns, or has any Investments in, any utility or other facilities, other than Power Generation Facilities;

(g)	Organizational Chart

Except for changes occurring after the most recent Reporting Date as reported to the Administrative Agent in accordance with the terms of this Agreement, the Organizational Chart most recently delivered by the Borrower to the Administrative Agent sets out the exact legal name of each APCO Entity, the jurisdiction governing its existence;

(h)	Title to Assets

Each APCO Entity is the absolute owner of and has good and marketable title to all of its property, free and clear of all Liens, other than Permitted Encumbrances;

(i)	Rights to Purchase Capital Stock

No Person has any agreement, right or option to acquire any Capital Stock of any APCO Entity;

(j)	Material Agreements

There is no default or breach by any APCO Entity or, to the knowledge of any APCO Entity, any other party thereto under any Material Agreement or Material Authorization (and there exists no state of facts which after notice or the passage of time or both would constitute such a default or breach) and there are no proceedings, actual or threatened, which, in each case, have or could reasonably be expected to result in the revocation, cancellation, termination, suspension or any material adverse modification of any Material Agreement or Material Authorization;

(k)	Intellectual Property

No APCO Entity owns or uses any trade mark, trade name, certification mark, patent, copyright, industrial design or other intellectual property (collectively, “Intellectual Property”) which is material to the business or operations carried on by such APCO Entity and no business carried on by any APCO Entity infringes the Intellectual Property of any other Persons in any material respect;

(l)	Non-Default

No Default or Event of Default has occurred and is continuing;

(m)	Financial Condition

The consolidated financial statements of the Borrower most recently provided to the Lenders are the most recent audited or unaudited financial statements of the Borrower and fairly present the financial condition and the results of the operations of the Borrower, respectively, for the periods and as at the dates thereof and since the date of such financial statements, there have been no developments that have caused, or could reasonably be expected to cause, any Material Adverse Change;

(n)	Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting any APCO Entities or against or affecting any of their property which have resulted, or could reasonably be expected to result, in a Material Adverse Change;

(o)	Taxes and Other Statutory Claims

Each APCO Entity has (i) filed all returns in respect of Taxes and Other Statutory Claims required by Applicable Laws in a timely manner; (ii) paid and discharged all Taxes and Other Statutory Claims payable by it, other than Taxes or Other Statutory Claims secured by Permitted Encumbrances; (iii) withheld and collected all Taxes and Other Statutory Claims required to be withheld and collected by it and remitted such Taxes and other Statutory Claims to the appropriate Governmental Authorities; and (iv) paid and discharged all lawful claims for labour, materials and supplies and all other obligations which if unpaid would result in an Lien, other than a Permitted Encumbrance, upon any undertaking or property of any APCO Entity;

(p)	Compliance with Applicable Laws

All Applicable Laws (including, without limitation, all Environmental Laws and Material Authorizations) relating to or affecting the ownership, construction, development, use and operation of, or the cash flow generated from, the property of each APCO Entity have and are being complied with in all material respects and the Borrower is not aware of any investigation, inquiry or proceeding (other than routine inspections) by any Governmental Authority in connection therewith;

(q)	Environmental Policy

Each Power Generation Facility owned or controlled by any APCO Entities has a comprehensive environmental management policy in place which is being complied with in all material respects and meets the standards and practices of environmental management policies in its industry;

(r)	Change to Applicable Laws

To the knowledge of the Borrower, there are no pending or proposed changes to Applicable Laws (including, without limitation, any changes to any regulatory scheme, Environmental Laws or Material Authorizations) which would render illegal or materially restrict any APCO Entity’s business or the use of any Power Generation Facility owned or controlled by any APCO Entities;

(s)	Information in Public Filings

The information in the continuous public disclosure record of APUC filed with the Ontario Securities Commission pursuant to the Securities Act (Ontario) and applicable rules and regulations is true and correct in all material respects as at the date hereof; and

(t)	Full Disclosure

The Borrower has provided the Lenders with all material information relating to the financial condition, business, operations and prospects of the APCO Entities as at the date of this Agreement and all such information is true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading.

7.02	Knowledge of the Borrower

The phrase “to the knowledge of the Borrower” as used herein with respect to the existence or absence of facts or circumstances means to the best of the Borrower’s knowledge based on commercially reasonable enquiries and investigations.

7.03	Survival of Representations and Warranties

The representations and warranties contained in this Agreement and the other Documents shall survive the execution and delivery of this Agreement until all Obligations have been repaid in full and this Agreement and other Documents have been terminated. Any representation and warranty given in respect of a particular date or particular period of time which relates only to such date or period of time, will continue to be given as at such date or for such particular period of time. The representations and warranties made under the Documents, and the ability of the Finance Parties to rely upon them, shall not be affected or qualified in any way by investigation at any time made by, or any actual knowledge of, the Administrative Agent or any Lenders.

ARTICLE 8

COVENANTS

8.01	Affirmative Covenants

So long as any Obligations are outstanding or any Lender has any Commitments that have not been terminated, the Borrower (and APUC, in the case of Section 8.01(j) only) covenants and agrees in favour of the Finance Parties that:

(a)	Punctual Payment

The Borrower shall pay all principal, interest, fees and other amounts payable by it hereunder at the times and places and in the manner provided herein;

(b)	Conduct of Business

The Borrower shall, and shall cause each of the other APCO Entities to, (i) except for changes effected as part of any Permitted Reorganization, maintain its existence, power and capacity; and (ii) carry on its business in a commercially reasonable manner in accordance with prudent industry practice so as to preserve and protect its property and the revenues to be earned therefrom;

(c)	Material Authorizations

The Borrower shall, and shall cause each of the other APCO Entities to, preserve and keep all Material Authorizations in full force and effect;

(d)	Compliance with Applicable Laws and Material Obligations

The Borrower shall, and shall cause each of the other APCO Entities to, comply with all Applicable Laws and all obligations which if not complied with would or could reasonably be expected to result in a Material Adverse Change;

(e)	Maintenance of Facilities

To the extent that the failure to do so would or could reasonably be expected to result in an Material Adverse Change, the Borrower shall, and shall cause each of the other APCO Entities to, (i) maintain all Power

Generation Facilities owned by any APCO Entities and, to the extent that it is able, through contractual rights or otherwise, all Power Generation Facilities controlled by any APCO Entities, in good repair, order and condition in accordance with prudent industry practice; (ii) make all necessary repairs, renewals, replacements, additions and improvements to all Power Generation Facilities owned by any APCO Entities and, to the extent that it is able, through contractual rights or otherwise, all Power Generation Facilities controlled by any APCO Entities; (iii) not permit or suffer any waste to occur in respect of any or, to the extent that it is able, through contractual rights or otherwise, any Power Generation Facilities owned or controlled by any APCO Entities; and (iv) refrain from doing or causing to be done anything which would or could reasonably be expected to impair or diminish in any material way the value of any Power Generation Facilities owned or controlled by any APCO Entities;

(f)	Payment of Taxes and Other Statutory Claims

The Borrower shall, and shall cause each of the other APCO Entities to, pay, withhold and remit all Taxes and Other Statutory Claims as required by Applicable Laws, other than Taxes and Other Statutory Claims, the payment or performance of which is secured by Permitted Encumbrances;

(g)	Notice of Litigation and Other Matters

Promptly give the Lenders written notice of and from time to time furnish to the Lenders all reasonable information requested by the Lenders concerning the status of (i) any litigation, proceeding or dispute involving any potential Claims or Losses in an amount in excess of Cdn. $15,000,000 or the Equivalent US Dollar Amount or which, if determined adversely to the interests of any APCO Entities, would, or could reasonably be expected to, result in a Material Adverse Change; (ii) any Default or Event of Default or the occurrence of any event or set of circumstances which constitutes or with the giving of notice, the passage of time or both, would constitute a material default under any Material Agreement, giving in each case, the details thereof and specifying any actions proposed to be taken in respect thereof; and (iii) any other development which has, would or could reasonably be expected to cause a Material Adverse Change;

(h)	Books and Records and Rights of Examination

The Borrower shall, and shall cause each of the other APCO Entities to, maintain adequate books, accounts and records in accordance with GAAP consistently applied, and permit designated employees and agents of the Lenders, at any reasonable time, to examine such books, accounts and records;

(i)	KYC Documentation and Anti-Money Laundering

The Borrower shall, and shall cause each of the other APCO Entities to, promptly upon request, provide any Lender with such information as the Lender requests in order that the Lender (including any prospective assignee of the Lender) may comply with its anti-money laundering and anti-terrorism responsibilities under (i) Applicable Laws and (ii) the Lender’s internal requirements (including any applicable “know your customer” or “know your client” requirements). The proceeds of any Advance under this Agreement shall not be needed or invested in order to support domestic or international terrorism and shall not be directly or indirectly derived from activities that may contravene Applicable Laws or any anti-terrorism laws;

(j)	Financial and Other Information

The Borrower (and APUC, in the case of the financial statements and other information relating to APUC) shall deliver to the Administrative Agent, a number of copies sufficient for each Lender and two copies for the Administrative Agent (the filing of any of the following documents on SEDAR shall satisfy the obligation to deliver them under this section when the Borrower or APUC has provided written notice of such filing to the Administrative Agent),

(i)

as soon as available and in any event within 120 days after the end of each Fiscal Year (or within such longer period as may apply to APUC pursuant to Applicable Securities Laws), (A) a copy of the audited consolidated financial statements of APUC and the Borrower (and including copies of all management commentary related thereto) for the Fiscal Year, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the year, together with the notes thereto, all prepared in accordance with GAAP consistently applied, and in the case of APUC and the Borrower (but not for any other APUC Entity), with a report of its auditors, in form and substance satisfactory to the Administrative Agent, acting reasonably; (B) a copy of the management prepared consolidated (excluding for all purposes the Specified Wind Project Entities) unaudited financial statements of APCO and the unaudited unconsolidated financial statements of such other APCO Entities as the Administrative Agent may request, acting reasonably, for the Fiscal Year, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the year; (C) a Compliance Certificate relating to the Fiscal Year completed and signed by the Authorized Representatives of APUC and the Borrower; (D) a copy of the annual report for the Fiscal Year sent by APUC to its shareholders; (E) a pro forma financial forecast (a “3-Year Forecast”) for APUC, the Borrower and the Borrower excluding the Specified Wind Project Entities for each of the next three Fiscal Years, consisting of a balance sheet, income statement, statement of changes in financial position, cash flow statement and a calculation of the applicable financial covenants under Section 8.03(1), together with supporting materials; (F) a copy of the annual budget for the Borrower for the current Fiscal Year; and (G) an Organizational Chart as at the end of the Fiscal Year;

(ii)	as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters, (A) a copy of the unaudited consolidated financial statements of APUC and the Borrower, for the Fiscal Quarter, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the period, all prepared in accordance with GAAP consistently applied and providing the information necessary for the Lenders to determine whether APUC and the Borrower are in compliance with the applicable financial covenants under Section 8.03(1)) and prepared and certified by an Authorized Representative of the Borrower; and (B) a copy of the management prepared consolidated (but excluding the Specified Wind Project Entities) unaudited financial statements of APCO and the unaudited unconsolidated financial statements of such other APCO Entities as the Administrative Agent may request, acting reasonably, for the Fiscal Quarter, in each case, consisting of a balance sheet, statement of profit and loss and surplus and statement of changes in financial position for the period; and (C) a Compliance Certificate relating to the Fiscal Quarter completed and signed by the Authorized Representatives of APUC and the Borrower;

(iii)	in the event that any change in the expected revenues and expenses for any Power Generation Facility could reasonably be expected to result in a material change to the most recent 3-Year Forecast delivered to the Administrative Agent, the Borrower shall up-date the forecast and provide a copy to the Administrative Agent as soon as practicable;

(iv)	as soon as they are made available, copies of all proxy statements, reports, information circulars and other information sent to the shareholders of APUC and copies of all press releases, annual information forms, material change reports and similar disclosures filed by APUC with any securities commission or other Governmental Authority; and

(v)	prompt written notice of any change in the Senior Debt Rating of the Borrower.

(k)	Insurance

The Borrower shall, and shall cause each of the other APCO Entities to, maintain with responsible and reputable insurers, insurance in respect of its business and property against such casualties and contingencies (including, without limitation, public liability and business interruption) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained by Persons engaged in the same or similar businesses in the same jurisdictions under similar conditions. Provided that no Default or Event of Default has occurred and is continuing, any losses payable under any policy of insurance of any APCO Entity which are (i) less than Cdn. $1,000,000 shall be paid over to the Person suffering the loss; (ii) equal to or greater than Cdn. $1,000,000 and less than Cdn. $5,000,000, shall be paid over to the Person suffering the Loss to pay for costs and expenses incurred by any APCO Entities in rebuilding, repairing or replacing the property damaged or destroyed provided that the Borrower give written notice to the Administrative Agent of their intention to rebuild, repair or replace the property damaged or destroyed on or prior to the filing of all required proofs of claim; and (iii) equal to or greater than Cdn. $5,000,000, shall be paid over to the Borrower as and to the extent required to pay for costs and expenses incurred by the Borrower in rebuilding, repairing or replacing the property damaged or destroyed in accordance with a construction budget (a “Construction Budget”) to be approved by the Majority Lenders, acting reasonably. A Construction Budget shall be submitted to the Lenders for their consideration on or prior to the filing of any required proofs of claim in respect of the property damaged or destroyed;

(l)	Information and Rights of Inspection

The Borrower shall, and shall cause each of the other APCO Entities to, provide or cause to be provided to the Lenders or any consultants appointed by the Lenders, such information in respect of the business, property and operations of the APCO Entities as the Lenders or their consultants may from time to time reasonably require. The Lenders or any consultants acting on their behalf shall have the right, upon reasonable prior notice, to visit and inspect any Power Generation Facilities owned or controlled by any APCO Entities and to examine all physical and computer records with respect thereto, to examine and take extracts from and make copies of all books of account as they relate thereto and to discuss the affairs, finances and accounts thereof with, and to be advised in respect thereof by the officers, engineers, legal counsel and advisors of any APCO Entities, all at such reasonable times and intervals as the Lenders or their consultants may request. The reasonable out-of-pocket fees, costs and expenses of the Lenders and their consultants in connection with exercising or attempting to exercise any of their rights under this section shall be paid by the Borrower. Any such visit, inspection, examination or discussion shall be a right but not an obligation of the Lenders and the exercise of any such right by or on behalf of the Lenders shall not be deemed to be an exercise of supervision, charge, management, control or occupation by the Administrative Agent or any Lenders of any Power Generation Facilities owned or controlled by any APCO Entities or any source of contaminant located thereon for purposes of any applicable Environmental Laws. Prior to the occurrence of any Default, the use of other third party consultants shall be discussed with the Borrower prior to being retained with a view to minimizing the overall costs to the Borrower of all third party consultants, but recognizing the right of the Lenders to retain separate and independent third party consultants whenever they deem it to be in their best interests to do so;

(m)	Senior Debt Rating

The Borrower shall at all times maintain ratings coverage with each Rating Agency;

(n)	Restricted Subsidiaries

The Borrower shall, concurrently with the delivery of the audited financial statements of the Borrower and APUC pursuant to Section 8.01(j)(i), provide written notice to the Administrative Agent notifying the Administrative Agent of each APCO Entity that is a Restricted Subsidiary as of the last day of the Fiscal Year covered by such financial statements, if such Restricted Subsidiary was not a Restricted Subsidiary as of the date hereof or has not previously been disclosed to the Administrative Agent in accordance with this Section 8.01(n). Each such new Restricted Subsidiary shall, within 10 Business Days of delivery of the aforementioned notice, execute to and in favour of Administrative Agent, for the benefit of itself and the other Finance Parties, a joinder to the Master Guarantee in the form appended thereto. The Borrower shall also provide such additional certificates, resolutions and opinions with respect to each such new Restricted Subsidiary as the Administrative Agent reasonably requests concurrently with the delivery of such joinder (provided that opinions of legal counsel shall not be required in connection with the corporate status, due authorization, execution and delivery of any joinder by a new Restricted Subsidiary formed in the United States of America). If any APCO Entity which theretofore constituted a Restricted Subsidiary ceases to qualify as a Restricted Subsidiary pursuant to the terms of this Agreement, the Borrower may, concurrently with the delivery of the annual audited financial statements of the Borrower and APUC pursuant to Section 8.01(j)(i) make a written request to the Administrative Agent and Lenders that the Lenders release such APCO Entity from the Master Guarantee and that such APCO Entity cease to be a Restricted Subsidiary for the purposes of this Agreement. Solely upon the written consent to such release by the Majority Lenders, acting reasonably, such APCO Entity shall cease to be a Restricted Subsidiary and, on receipt of such consent, the Administrative Agent shall execute and deliver to the Borrower, and at the cost and expense of the Borrower, a release of such APCO Entity from the Master Guarantee in the form appended thereto, provided that, any such APCO Entity that is so released which, after the date of such release, subsequently qualifies as a Restricted Subsidiary pursuant to the terms of this Agreement shall be reinstated as a Restricted Subsidiary, and shall make all deliveries required of a new Restricted Subsidiary, in accordance with the terms of this Section 8.01(n);

(o)	Pari Passu

The Borrower shall ensure that, under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the payment of its obligations under this Agreement and the obligations of the Restricted Subsidiaries under each other Document ranks at least pari passu in right of payment with all of the Borrower’s or any Restricted Subsidiary’s present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of applicable law;

(p)	Ownership of Specified Wind Projects

The Borrower shall, directly or indirectly, (i) legally and beneficially own no less than fifty-one percent (51%) of the issued and outstanding voting Capital Stock of WPS and (ii) be entitled to receive, at all times, distributions, of any type whatsoever, payable to it from and with respect to WPS in at least the same percentage and amount of any gross distributions as set out, without adjustment, in the WPS Operating Agreement in effect on June 29, 2012. The Borrower shall at all times (i) legally and beneficially own, directly or indirectly, at least the percentage of the right, title and interest in and to each Specified Wind Project to which it is entitled as of the date that the applicable Specified Wind Project is acquired by it pursuant to the Wind Project Purchase Agreement in effect on June 29, 2012 (being that percentage right, title and interest in such Specified Wind Project without giving effect to any dilution, transfer or other reduction of such interest as may be permitted pursuant to the terms of any relevant agreement) and (ii) be entitled to receive, at all times, distributions, of any type whatsoever, payable to the Borrower, directly or indirectly, from and with respect to Specified Wind Projects and/or WPH, as applicable, in at least the same percentage and/or amount of any gross distributions as set out, without adjustment, in the Wind Project Agreements as in effect on June 29, 2012.

8.02	Negative Covenants

So long as any Obligations remain outstanding or any Lender has any Commitments that have not been terminated, the Borrower (and APUC, in the case of Section 8.02(k) only) covenants and agrees as follows in favour the Finance Parties:

(a)	Indebtedness

The Borrower shall not, and shall cause each of the other APCO Entities not to create, incur, assume or permit to exist any Indebtedness, other than Permitted Indebtedness;

(b)	Liens

The Borrower shall not and shall cause each of the other APCO Entities not to, other than Permitted Encumbrances, grant, assume or permit to exist any Liens upon any Property or enter into any control agreements with or grant possession of any Property for the purpose of perfecting any Lien to any Person;

(c)	Capital Expenditures

The Borrower shall not and shall cause each of the other APCO Entities not to incur, commit or agree to incur any capital expenditures other than in respect of the maintenance or repair of, or to expand, existing Power Generation Facilities owned by APCO Entities;

(d)	Permitted Acquisitions

The Borrower shall not, and shall cause the other APCO Entities not to make any Acquisitions other than Permitted Acquisitions;

(e)	Investments by APCO Entities

The Borrower shall not, and shall cause the other APCO Entities not to, make any Investments, other than (i) Investments completed prior to the date of this Agreement; (ii) provided no Default or Event of Default is existing at the time thereof or would exist immediately thereafter, Investments in other APCO Entities; (iii) provided no Default or Event of Default is existing at the time thereof or would exist immediately thereafter, Investments constituting Approved Reinvestments; (iv) provided no Default of Event of Default is existing at the time thereof or would exist immediately thereafter, Investments in Specified Wind Project Entities in order to finance any Additional Specified Wind Project Acquisition, provided that the aggregate total Investments of APCO Entities with respect to Specified Wind Project Acquisitions, whether such Investment occurred before or after the date of this Agreement, shall not exceed CDN$300,000,000, or such increased amount as may be approved by the Majority Lenders from time to time after the date of this Agreement (and, for certainty, any increase above CDN$300,000,000 shall not be included in the Investments basket in clause (v) of this Section 8.02(e)); and (v) provided no Default or Event of Default is existing at the time thereof or would exist immediately thereafter, any other Investments made after the date of this Agreement, provided that the aggregate amount of such other Investments during the term of this Agreement shall not exceed the amount equal to 10% of the Consolidated Total Assets of APCO (excluding the Specified Wind Project Entities);

(f)	Distributions

The Borrower shall not, and shall cause each of the other APCO Entities not to, make any Distributions while any Default or Event of Default has occurred and is continuing (or would exist immediately thereafter) other than Distributions by any APCO Entity to another APCO Entity (provided that (i) such Distribution is not prohibited by any other provisions hereof, (ii) the ultimate recipient of such Distribution is the Borrower or a Restricted Subsidiary and (iii) the Distribution is paid to the Borrower or Restricted Subsidiary, as applicable, on the same day the Distribution is made);

(g)	Permitted Reorganizations

Other than pursuant to a Permitted Reorganization, the Borrower shall not, and shall cause each of the APCO Entities not to, enter into any amalgamation, consolidation, merger, arrangement, winding up, liquidation, dissolution or similar proceeding;

(h)	Sale or Other Disposition

The Borrower shall not, and shall cause the other APCO Entities not to, in any given Fiscal Year, Transfer any Property to any Person that is not an APCO Entity, in one or more transactions, having a fair market value, in the aggregate, in excess of 15% of the Consolidated Total Assets of APCO (excluding the Specified Wind Project Entities);

(i)	Material Agreements

The Borrower shall not, and shall cause each of the other APCO Entities not to, without the prior written consent of the Majority Lenders, which consent shall not be unreasonably withheld, terminate, release, reduce, compromise, abate, waive or otherwise diminish any rights under any Material Agreement, except as required by Applicable Laws, which would or could reasonably be expected to (i) have an adverse effect on the business, operations or property of the Borrower or any other APCO Entity, any rights of the Administrative Agent or the Lenders under any Documents or on the value of the Property, or (ii) restrict, prevent or prohibit a Restricted Subsidiary from making any Distribution to be ultimately received by the Borrower;

(j)	Financial Year

The Borrower shall not, and shall cause each of the other APCO Entities not to, change its financial year end from December 31st of each year;

(k)	Business of APUC and other Non-APCO Entities

APUC shall not, and shall cause each of the other Non-APCO Entities not to carry on any business other that the power generation and utilities business in Canada and the United States of America (and activities ancillary thereto) or to, directly or indirectly own, or make any Investments in, any facilities, other than power generation and utilities facilities.

(l)	Business of APCO Entities

The Borrower shall not, and shall cause each of the other APCO Entities not to, carry on any business other than the power generation business in Canada and the United States of America and activities ancillary thereto or to, directly or indirectly own, or make any Investments in, any power generating facilities, other than Power Generation Facilities.

(m)	No Hostile Acquisitions

The Borrower shall not, and shall cause the other APCO Entities not to, acquire or attempt to acquire the Capital Stock of any Person without the Person first approving the acquisition;

(n)	No Speculative Hedging and Form of Hedging Agreements

The Borrower shall not, and shall cause each of the other APCO Entities not to, (i) enter into any Hedging Agreements, other than in the ordinary course of its business (which shall not include entering into any such agreements for speculative purposes) or (ii) enter into any Hedging Agreement with a Lender unless it is in the form of the 1992 or 2002 Master Agreement of the International Swaps Derivatives Association, Inc., or such other form as may be agreed by the Majority Lenders, and the agreement is designed to protect APCO or an APCO Entity against fluctuations in interest rates, currency exchange rates and commodity prices relating to its day-to-day operations;

(o)	Non-Arm’s Length Transactions

The Borrower shall not, and the Borrower shall cause each of the other APCO Entities not to, with the exception of any transaction between APCO Entities or relating to any agreement permitted by this Section 8.02, repay any obligations owing to, or transfer any property (other than at fair market value for cash) to, or purchase any property (other than Permitted Acquisitions) from or otherwise enter into any transaction or agreement (other than on commercially reasonable terms) with, any Affiliate (or any Person who, after the completion of the transaction, would become an Affiliate) or any trustee, director, officer, employee, shareholder, unitholder, member or other Person not dealing at arm’s length (within the meaning of the Income Tax Act (Canada));

(p)	Specified Wind Projects

The Borrower shall not, and shall cause each of the other APCO Entities not to, dilute, sell, transfer, assign or otherwise reduce (i) its direct or indirect ownership interest in and to the Capital Stock of WPS from that amount of Capital Stock as is held by the Borrower, directly or indirectly, pursuant to the WPS Operating Agreement as in effect on June 29, 2012 or (ii) its entitlement to any distributions, of any kind whatsoever, of or from WPS from that percentage or amount of any gross distributions of or from WPS which the Borrower, directly or indirectly, is entitled to receive pursuant to the WPS Operating Agreement as in effect on June 29, 2012. The Borrower shall not, and shall cause each of the other APCO Entities not to, dilute, sell, transfer, assign or otherwise reduce (i) its right, title and interest in and to the Specified Wind Projects from the right, title and interest of the Borrower, directly or indirectly, that it is entitled to pursuant to the Wind Project Agreements as in effect on June 29, 2012 or (ii) its entitlement to any distributions of or from WPH and/or the Specified Wind Projects from that percentage or amount of any gross distribution of such entity or project as the Borrower, directly or indirectly, is entitled to receive pursuant to the WPH Operating Agreement as in effect on the date of June 29, 2012;

(q)	Sale or Disposition

The Borrower shall not, and shall cause each Restricted Subsidiary not to, Transfer any Property (other than Property that is de minimus in amount or value) of the Borrower or any Restricted Subsidiary to any APCO Entity other than the Borrower or another Restricted Subsidiary (in the case of such a Transfer by a Restricted Subsidiary) or to a Restricted Subsidiary (in the case of such a Transfer by the Borrower); and

(r)	Capital Stock of APCO Entities

Save and except for (i) Capital Stock issued as of the date of this Agreement and (ii) Capital Stock retained by Persons that are not APCO Entities on the Acquisition of any Person pursuant to a Permitted Acquisition, the Borrower shall not, and shall cause each APCO Entity not to, issue any Capital Stock to any Person that is not wholly owned, directly or indirectly, by the Borrower.

8.03	Financial Covenants

(1)	The Borrower (and APUC, in the case of Section 8.03(1)(b)) shall:

(a)	maintain a ratio of Consolidated Indebtedness of APCO (excluding the Specified Wind Project Entities) to Consolidated Capital of APCO (excluding the Specified Wind Project Entities) of not more than 0.65 to 1.00, tested quarterly as at the end of each Fiscal Quarter;

(b)	maintain a ratio of Consolidated Indebtedness of APUC to Consolidated Capital of APUC of not more than 0.65 to 1.00, tested quarterly as at the end of each Fiscal Quarter; and

(c)	maintain a ratio of Consolidated Adjusted EBITDA of APCO to Consolidated Interest Expense of APCO (excluding the Specified Wind Project Entities) of not less than 3.00 to 1.00, tested quarterly as at the end of each Fiscal Quarter.

(2) The Borrower and APUC shall calculate compliance with the ratios set out in Section 8.03(1) that apply to it, as at the end of each Fiscal Quarter, and shall deliver to the Administrative Agent as provided for pursuant to Sections 8.01(j)(i) and 8.01(j)(ii), a Compliance Certificate setting out such calculation, in reasonable detail, at the same time as it is required to deliver its consolidated financial statements in respect of the period pursuant to Sections 8.01(j)(i) and 8.01(j)(ii). For greater certainty, the Specified Wind Project Entities shall be accounted for on an “investment cost” basis for purposes of the calculations pursuant to Section 8.03(1)(a) and Section 8.03(1)(c).

(3) In the event that during the period (in this subsection, the “Determination Period”) for which any of the foregoing ratios is being calculated, any of the Consolidated Entities shall have sold or acquired any property to or from any Person, other than another Consolidated Entity (or a Person who would become a Consolidated Entity upon the completion of the transaction), out of the ordinary course of its business, and incurred, assumed or repaid any Indebtedness in connection therewith, the foregoing ratios shall be calculated giving pro forma effect to each such event as if such sale or acquisition and the incurring, assumption or repayment of any such Indebtedness occurred on the first day of the Determination Period. If any Indebtedness bearing interest at a floating rate of interest is being given pro forma effect, the interest on such Indebtedness shall be calculated using the floating rate in effect at the end of the Determination Period, and if the Indebtedness is revolving, using the average daily balance of the Indebtedness for the period during the Determination Period that it was outstanding.

8.04	Lenders Entitled to Perform Covenants

In the event that any APCO Entity shall fail to perform any obligation under any Document, the Administrative Agent, on behalf of the Lenders, may, but shall not be under any obligation to, do so. The performance by the Administrative Agent of any such obligations shall not constitute a waiver by the Administrative Agent or the Lenders of any of their rights hereunder or under any other Documents or relieve the APCO Entity from its default or any consequences thereof. Any payment made by the Administrative Agent in connection with the performance of any obligations of an APCO Entity shall constitute a Cdn. Prime Rate Loan, payable by the Borrower on demand, in the case of any payment in Cdn. Dollars, and a US Base Rate Loan, payable by the Borrower on demand, in the case of any payment in US Dollars.

ARTICLE 9

EVENTS OF DEFAULT

9.01	Events of Default

The occurrence of any of the following events shall constitute an “Event of Default” under this Agreement:

(a)	Payment Default

The Borrower shall fail to (i) pay the Outstanding Principal Amount of any Advance, or any amount payable pursuant to Sections 2.05(1), 2.05(2), or 2.05(3), when due; (ii) make any deposits with the Administrative Agent as and when required pursuant to Section 2.05(4); (iii) pay any other amount payable by the Borrower or any Restricted Subsidiary to the Administrative Agent or any Lender under the Documents and such failure shall remain unremedied 3 Business Days after written notice thereof is given to the Borrower by the Administrative Agent or (iv) perform or observe Section 8.01(g);

(b)	Other Material Covenant Defaults

Subject to the other provisions of this Section 9.01, the Borrower or APUC shall fail to perform or observe any term, covenant or agreement under Sections 8.01(b), 8.01(c), 8.01(d), 8.01(e), 8.01(f), 8.01(h),8.01(j), 8.01(j), 8.01(k), 8.01(l), 8.01(n), 8.02 or 8.03(1), and such failure shall remain unremedied 10 Business Days after the earlier of (i) a Responsible Representative of the Borrower first becoming aware of such failure; and (ii) written notice thereof being given to the Borrower by the Administrative Agent;

(c)	Other Document Defaults

Subject to the other provisions of this Section 9.01, any APCO Entity shall fail to perform or observe any term, covenant or agreement under any Documents, and such failure shall remain unremedied 15 Business Days after written notice thereof is given to the Borrower by the Administrative Agent;

(d)	Misrepresentation

Any representation, warranty or statement made or deemed to be made by any APCO Entity pursuant to any Documents or any certificate delivered on behalf of any APCO Entity in connection with any Documents, shall prove to have been incorrect in any material respect when made or deemed to have been made;

(e)	Hedging Agreement Defaults

Any APCO Entity shall fail to perform or observe any term, covenant or agreement under any Hedging Agreement and such failure continues beyond the expiry of any applicable grace periods;

(f)	Change in Enforceability

Any Document or any part thereof shall for any reason, other than the fault of the Administrative Agent or any Lender, cease to be in full force and effect, or the validity or enforceability of any Document is disputed by any APUC Entities or any other Related Parties;

(g)	Default under Other Indebtedness

Any APCO Entity shall fail to pay any amount in respect of any Indebtedness which is outstanding in an aggregate principal amount in excess of Cdn. $15,000,000 (or the equivalent amount in any other currency), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreements or instruments relating to such Indebtedness or any other event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in the agreements or instruments relating to such Indebtedness, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness or such Indebtedness shall be declared to be due and payable prior to the stated maturity thereof;

(h)	Winding-up, Liquidation or Dissolution

Any order is made or resolution passed for the winding-up, liquidation or dissolution of any APCO Entity, other than pursuant to a Permitted Reorganization;

(i)	Reorganization

Any amalgamation, merger, consolidation, arrangement or similar proceeding of any APCO Entity occurs, other than pursuant to a Permitted Reorganization;

(j)	Ceasing to Carry on Business

The Borrower or and Restricted Subsidiary shall cease or threaten to cease to carry on its business or abandons or threatens to abandon any material property;

(k)	Voluntary Insolvency Actions

Any APCO Entity institutes proceedings for its winding-up, liquidation or dissolution, or takes any actions to become a voluntary bankrupt, or consents to the filing of any bankruptcy proceeding against it, or files any proposal, notice of intention to make a proposal, petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy or other similar law or consents to the filing of any such petition, or to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or any material property of any APCO Entity, or makes any assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or commits any other act of bankruptcy, or any action is taken by any APCO Entity in furtherance of any of the foregoing; provided that, any of the foregoing actions occurring in connection with any APCO Entity other than the Borrower or a Restricted Subsidiary shall not constitute an Event of Default unless such action results in a Material Adverse Change, as determined by the Majority Lenders, acting reasonably;

(l)	Insolvency Proceedings

Any court having jurisdiction enters a decree or order adjudging any APCO Entity as bankrupt or insolvent, or approving a petition seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy or other similar law, or a decree or order of a court having jurisdiction for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or a substantial part of the undertaking or property of any APCO Entity, or for the winding-up, dissolution or liquidation of its affairs, is entered and such decree, order or petition is not contested and the effect thereof stayed, or any material property of any APCO Entity is sequestered or attached and is not returned to the possession of the APCO Entity or released from such attachment within 10 Business Days thereafter; provided that, any of the foregoing actions occurring in connection with any APCO Entity other than the Borrower or a Restricted Subsidiary shall not constitute an Event of Default unless such action results in a Material Adverse Change, as determined by the Majority Lenders, acting reasonably;

(m)	Appointment of Receiver

If a receiver, manager, receiver and manager, trustee, custodian or other similar official is appointed in respect of any APCO Entity or any material part of its property and such appointment is not being contested diligently and in good faith by the APCO Entity and has not been discharged, dismissed or stayed within 10 Business Days; provided that, any of the foregoing actions occurring in connection with any APCO Entity other than the Borrower or a Restricted Subsidiary shall not constitute an Event of Default unless such results in a Material Adverse Change, as determined by the Majority Lenders, acting reasonably;

(n)	Encumbrances

Any encumbrancer takes possession of any material property of any APCO Entity, or if a distress or execution or any similar process is levied or enforced against any material property of any APCO Entity, and such distress, execution or similar process has not been discharged, dismissed or stayed within 10 Business Days; provided that, any of the foregoing actions occurring in connection with any APCO Entity other than the Borrower or a Restricted Subsidiary shall not constitute an Event of Default unless such action results in a Material Adverse Change, as determined by the Majority Lenders, acting reasonably;

(o)	Unpaid Judgments

Any judgment or order for the payment of money (other than a judgment covered by insurance and as to which the insurer has not denied coverage) in excess of Cdn. $15,000,000 (or the equivalent amount in any other currency) shall be rendered against the Borrower and there shall be any period of 10 Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(p)	Ownership of APCO

APUC ceases to own, directly or indirectly, 100% of all of the issued and outstanding Capital Stock in APCO;

(q)	Failure to Remain a Reporting Issuer in Good Standing

APUC shall cease to be a “reporting issuer” under the Securities Act (Ontario), shall be included in any list of defaulting reporting issuers maintained by the Ontario Securities Commission pursuant to the Securities Act (Ontario) (provided that in the event that APUC is included on any such list through inadvertence, such inclusion will not constitute an Event of Default if APUC is removed from such list shortly after APUC first becomes aware of its inclusion) or shall cease to have its common shares posted and listed for trading on the Toronto Stock Exchange;

(r)	Material Adverse Change

The Majority Lenders shall have determined in good faith that an event has occurred that, directly or indirectly, has resulted, or can reasonably be expected to result, in a Material Adverse Change; or

(s)	Change of Control of APUC

There shall be, without the prior written consent of the Majority Lenders, (i) a change of Control of APUC or (ii) public notice of the occurrence of a change of Control of APUC, which change of Control or public notice of the occurrence of such change of Control results in the Borrower ceasing to be Investment Grade Rated within 60 days thereof.

9.02	Rights and Remedies

(1) Upon the occurrence of an Event of Default, and at any time thereafter unless and until such Event of Default has been waived by the Majority Lenders or cured to the satisfaction of the Majority Lenders (pursuant to the procedures in Section 11.01), the Administrative Agent shall, upon the request and direction of the Majority Lenders, by written notice to the Borrower take any of the following actions:

(a)	Termination of Commitments

Declare the Commitments terminated whereupon the Commitments shall be immediately terminated;

(b)	Acceleration

Declare the unpaid principal of and any accrued interest in respect of all Loans, any reimbursement obligations arising from drawings under Letters of Credit and any and all other Obligations of any and every kind owing by the Borrower to the Administrative Agent or any Lenders hereunder to be due whereupon the same shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower;

(c)	Cash Collateral

Direct the Borrower to pay (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default under Sections 9.01(k) or 9.01(l), it will immediately pay) to the Administrative Agent (i) additional cash in an amount equal to the aggregate undrawn face amount of all then outstanding Letters of Credit; (ii) additional cash in an amount equal to the aggregate Outstanding Principal Amount of all Bankers’ Acceptances then outstanding; and (iii) additional cash in an amount equal to the Maximum Sanger LC Amount; in each case, to be held by the Administrative Agent, for the benefit of the Lenders in a cash collateral account as security for the Obligations, including any Obligations relating to any future Sanger LC Payment Advances to be made and paid to the Sanger LC Bank; and

(d)	Enforcement of Rights

Enforce any rights and interests created and existing under the Documents and all rights of set-off.

(2) Notwithstanding the foregoing, if an Event of Default specified in Section 9.01(k) or 9.01(l) shall occur, then the Commitments shall automatically terminate and all Obligations owing to the Administrative Agent or any Lenders hereunder shall automatically and immediately become and be due and payable without the giving of any notice or other action by the Administrative Agent or any Lenders.

9.03	Remedies Not Exclusive

The Borrower expressly agrees that the rights and remedies of the Finance Parties under the Documents are cumulative and in addition to, and not in substitution for, any other rights or remedies. Any single or partial exercise by the Administrative Agent or any Lenders of any rights or remedies for a default or breach of any term, covenant, condition or agreement under any Documents shall not constitute or be deemed a waiver of or alter, affect or prejudice any other rights or remedies to which the Administrative Agent or any Lenders may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent or any Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement under any Documents and any indulgence granted, either expressly or by course of conduct, by the Administrative Agent or any Lenders shall be effective only in the specific instance and for the purpose given and shall not constitute or be deemed a waiver of any other rights or remedies of the Administrative Agent or any Lenders as a result of any other default.

ARTICLE 10

THE AGENT AND THE LENDERS

10.01	Authorization and Action

(1) Each Lender irrevocably appoints and authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement as are delegated to it by the terms of this Agreement, and such other powers as are reasonably incidental thereto which it may be necessary for the Administrative Agent to exercise in order for the provisions of the Documents to be carried out. As to any matters not expressly provided for by this Agreement, the Administrative Agent shall act or refrain from acting (and shall be fully protected in so doing) upon the joint instructions of the Majority Lenders which instructions shall be binding upon all Lenders. The Administrative Agent shall not be required to take any action pursuant to such instructions or otherwise which (i) exposes it to personal liability, (ii) is contrary to this Agreement or Applicable Laws, (iii) would require the Administrative Agent to become registered to do business in any jurisdiction, or (iv) would subject the Administrative Agent to taxation. Each Lender acknowledges and agrees that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Hedging Agreements (as defined in Section 11.10)), no Lender may take independent legal action to enforce any obligation of the Borrower or any other APCO Entity hereunder (any such action to be taken by the Administrative Agent upon the decision of the Majority Lenders). Each Lender hereby acknowledges that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Hedging Agreements) and to the extent permitted by Applicable Law, the Documents and the remedies provided thereunder to the Lenders are for the benefit of the Administrative Agent and Lenders collectively and acting together and not severally, and further acknowledges that, prior to the termination of the Commitments and the repayment in full of all Obligations (other than those Obligations arising under any Continuing Hedging Agreements), each Lender’s rights hereunder and under the Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Majority Lenders.

(2) The Administrative Agent has no duties or obligations other than as expressly set out in this Agreement. Nothing contained herein shall be construed or is intended to impose any other duties (including fiduciary duties) or obligations on the Administrative Agent. The Administrative Agent may execute or perform, and may delegate the execution and performance of, any of its powers, rights, duties or discretion under the Documents through or to any Persons designated by it and references in any Document to the Administrative Agent shall be deemed to include any such Persons.

(3) The Administrative Agent is not obliged to (i) take or refrain from taking any action or exercise or refrain from exercising any right or discretion under the

Documents, or (ii) incur or subject itself to any cost in connection with the Documents, unless it is first specifically indemnified or furnished with security by the Lenders on a rateable basis, in form and substance satisfactory to the Administrative Agent (which may include further agreements of indemnity or the deposit of funds or security).

(4) The Administrative Agent shall promptly deliver to each Lender any notices, reports or other communications contemplated under this Agreement and intended for the benefit of the Lenders.

10.02	No Liability

Neither the Administrative Agent nor its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them in connection with the Documents except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administrative Agent (i) may treat any Lender as the payee of amounts attributable to the Lender’s Commitments unless and until the Administrative Agent receives an agreement in the form contemplated in Section 11.10, (ii) may consult with legal counsel (including legal counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in accordance with their advice, (iii) makes no representation or warranty to any Lender and shall not be responsible to any Lender for the form, substance, accuracy or completeness of any Document or any other documents or information made available to the Lenders, or for any statements, representations or warranties made in connection with this Agreement or any other Documents, (iv) has no duty to inspect the property (including books and records) of the Borrower or any other Person, (v) has no duty to ascertain or enquire as to the existence of a Default or an Event of Default or the observance of any of the terms or conditions of the Documents, (vi) is not responsible to any Lender for the execution, validity, enforceability, genuineness, sufficiency or value of any of the Documents or any Property, and (vii) shall incur no liability by acting upon any notice, consent, certificate or other instrument believed by it to be genuine and signed or sent by the proper Person.

10.03	Accommodations by Administrative Agent

With respect to its Commitment and the Advances made by it in its capacity as a Lender, the Administrative Agent has the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent. The term “Lender” or “Lenders” shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with, any APUC Entities, any Related Parties or any Person who may do business with or own securities of such Persons, all as if it were not the Administrative Agent and without any duty to account to the Lenders.

10.04	Payments

If any Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off or realization of any Documents) on account of Advances made by the Lender (other than amounts paid pursuant to Section 11.06) in excess of its rateable share of payments obtained by all the Lenders, the Lender shall account to and pay over to the other Lenders their rateable share and shall, upon request, immediately purchase from the other Lenders such participations in the Advances made by the other Lenders as shall be necessary to cause the purchasing Lender to share the excess payment rateably with the other Lenders. If all or any portion of the excess payment is recovered from the purchasing Lender, the purchase price shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of the recovery together with an amount equal to the Lender’s rateable share (according to the proportion that the amount the Lender’s required repayment bears to the total amount recovered from the purchasing Lender) of any interest or other amount paid by the purchasing Lender in respect of the total amount recovered. The Lender purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, but subject to Section 11.11, exercise all of its rights of payment (including any right of set-off) with respect to such participation as fully as if the Lender where a direct creditor of the Borrower in the amount of the participation and the Borrower expressly acknowledge the creation of such right.

10.05	Credit Decisions

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

10.06	Indemnification

Each Lender shall indemnify and save the Administrative Agent harmless (to the extent not reimbursed by the APCO Entities) rateably from any Claim or Loss suffered by, imposed upon or asserted against the Administrative Agent as a result of, or arising out of, the Documents or any action taken or omitted by the Administrative Agent under the Documents provided that no Lender shall be liable for any part of a Claim or Loss resulting from the gross negligence or wilful misconduct of the Administrative Agent, in its capacity as agent. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its rateable share of any out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of any rights or responsibilities under the Documents (to the extent not reimbursed by the APCO Entities).

10.07	No Implied Liability to Other Lenders

Except as otherwise expressly provided in this Agreement, none of the Lenders has or shall have any duty or obligation, or shall in any way be liable to any other Lenders in respect of any Documents or any actions taken or omitted to be taken in connection therewith.

10.08	Successor Administrative Agents

The Administrative Agent may resign at any time by giving written notice to the Lenders and the Borrower, such resignation to be effective upon the appointment of a successor Administrative Agent. Upon notice of a resignation, the Majority Lenders shall have the right to appoint a successor Administrative Agent from among the Lenders. If no successor Administrative Agent is appointed or has accepted the appointment within thirty days after the retiring Administrative Agent’s notice of resignation, then the retiring Administrative Agent shall, on behalf of the Lenders, appoint a bank, chartered under the Bank Act (Canada) and having a branch in Montreal, Quebec, as the successor Administrative Agent, unless an Event of Default has occurred and is continuing, in which case, the retiring Administrative Agent may appoint any Person as the successor Administrative Agent. Upon the acceptance by a successor Administrative Agent of its appointment, the successor Administrative Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation, the provisions of this Article shall enure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement.

10.09	Hedging Agreements

Prior to the termination of all Commitments and the repayment in full of all Obligations, other than those Obligations arising under any Hedging Agreements, all decisions regarding the administration and enforcement of the Documents shall be made by the Administrative Agent and Majority Lenders, and any Administrative Agent or Lender which is also a counterparty under any Hedging Agreement shall not, in its capacity as a counterparty under any Hedging Agreement, have any voting rights under this Agreement and no other right whatsoever to participate in any decisions regarding the administration or enforcement of the Documents. After termination of all Commitments and repayment in full of all Obligations other than any Obligations arising under and pursuant to the Hedging Agreements, all decisions regarding the administration and enforcement of the Documents shall be made by the Administrative Agent on instructions from any Lender with exposure owed under and pursuant to any Continuing Hedging Agreement (as defined in Section 10.10).

10.10	Continuing Hedging Agreements

If, after the Maturity Date, the termination of all Commitments and the repayment in full of all Cdn. Prime Rate Loans, US Base Rate Loans, LIBOR Loans, Bankers Acceptances and Letters of Credit and any other Obligations under and pursuant hereto (but not including any amounts owing under any Hedging Agreements which are not terminated on and as of the Maturity Date), any Obligations under and pursuant to any Hedging Agreements which are not, by their terms or otherwise, terminated on and as of the Maturity Date (the “Continuing Hedging Agreements”) remain outstanding, the Administrative Agent may resign at any time by giving written notice to the Lenders with Continuing Hedging Agreements, such resignation to be effective immediately upon the appointment of a successor Administrative Agent. Upon delivery of such a notice of resignation, the Lenders holding 66% of the exposure owed under and pursuant to the Continuing Hedging Agreements shall appoint a successor Administrative Agent from among the Lenders that are counterparty to a Continuing Hedging Agreement. Upon the appointment of the successor Administrative Agent, the successor Administrative Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent under and pursuant to the Documents and the retiring Administrative Agent shall be discharged from its duties and obligations under such Documents.

ARTICLE 11

MISCELLANEOUS

11.01	Amendment

(1) Subject to Subsections (2) and (3), no amendment or waiver of any provisions of any Documents, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the Majority Lenders. Any amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose given.

(2) Only written amendments, waivers or consents signed by all of the Lenders, shall (i) extend the Maturity Date (except as provided for in Section 2.14), (ii) increase a Lender’s Commitment (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Commitments or the Maximum Credit Limit shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase of the Commitment of such Lender) or subject any Lender to any additional obligation, (iii) reduce the principal or amount of, or interest on, any outstanding Advances or any fees payable by the Borrower under this Agreement, (iv) postpone any date fixed for any payment of principal of, or interest on any outstanding Advances or fees payable by the Borrower under this Agreement, (v) change the currencies or types of financial accommodations available under the Revolving Credit, (vi) change the percentage of the Commitments, or the number or percentage of Lenders required for any of the Lenders or the Administrative Agent to take any action or (vii) amend this subsection.

(3) Only written amendments, waivers or consents signed by the Administrative Agent and the Majority Lenders shall affect the rights or duties of the Administrative Agent under the Documents.

11.02	Waiver

No failure on the part of the Administrative Agent or any Lender to exercise, and no delay in exercising, any right under any of the Documents shall operate as a waiver of such right, nor shall any single or partial exercise of any right under any of the Documents preclude any other or further exercise of such right or the exercise of any other right.

11.03	Evidence of Indebtedness and Borrowing Notices

(1) The Indebtedness of the Borrower resulting from Advances under the Revolving Credit shall be evidenced by the records of the Lenders (or the Administrative Agent acting on behalf of the Lenders) which shall constitute prima facie evidence of such indebtedness.

(2) Prior to the receipt of any Borrowing Notice, the Administrative Agent may act upon the basis of a notice by fax (containing the same information as required to be contained in the Borrowing Notice) believed by it in good faith to be from an authorized person representing the Borrower. In the event of a conflict between the Administrative Agent’s record of any Advance and the Borrowing Notice, the Administrative Agent’s record shall prevail, absent manifest error.

11.04	Notices

Any notice or other communication required or permitted to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed, if to the Borrower, to the Borrower at:

Algonquin Power Co.

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Attention:	General Counsel
Telephone:	(905) 465-4529
Fax:	(905) 465-4540

if to APUC, to APUC at:

Algonquin Power & Utilities Corporation

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Attention:	General Counsel
Telephone:	(905) 465-4529
Fax:	(905) 465-4540

if to the Administrative Agent for purposes of all Borrowing Notices, Payment Notices, financial and other information, to the Administrative Agent at:

Commercial Loan Servicing – Syndication and Agency Group

5650 d’Iberville Street, Suite 603

Transit No. 0897-1

Montreal, Quebec

H2G 2B3

Attention:	Syndication
Fax:	(514) 271-5294
Email:	syndication@bnc.ca

if to the Administrative Agent for any other purposes, to the Administrative Agent at:

Loan Structuring & Syndication – Corporate & Investment Banking Group

1155 Metcalfe Street, 5th Floor

Montreal, Quebec

H3B 4S9

Attention:	Manager
Fax:	(514) 390-7850

and if to a Lender, to the Lender at the address shown on the signing page of this Agreement or as provided in the agreement creating the Lender’s Commitment.

Any communication shall be deemed to have been validly and effectively given (i) if personally delivered, (A) on the date of such delivery, if such date is a Business Day and such delivery was made prior to 3:00 p.m. (Montreal time); or (B) on the Business Day following the date of delivery in all other cases; or (ii) if transmitted by facsimile or similar means of recorded communication, (A) on the date of such transmission if such date is a Business Day and such transmission was received prior to 3:00 p.m. (Montreal time); or (B) on the Business Day following the date of transmission, in all other cases. Any party may change its address by giving notice of the change to the other parties (or, in the case of APUC and the Borrower, to the Administrative Agent) in accordance with this section.

11.05	Confidentiality

(1) Each of the Finance Parties agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (iii) to the extent required by Applicable Laws (including by regulations or any subpoena or similar legal process), (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Document or any action or proceeding relating to this Agreement or any other Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and their obligations, (vii) with the consent of the Borrower or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an APUC Entity. For purposes of this Section, “Information” means all information received in connection with this Agreement from any APUC Entities relating to any APUC Entities or any or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(2) In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule “J” concerning the Borrower and the Revolving Credit to Loan Pricing Corporation and other recognized trade publishers of information for general circulation in the loan market.

11.06	Costs, Expenses and Indemnity

(1) The Borrower shall, whether or not the transactions contemplated in this Agreement are consummated, indemnify and hold the Administrative Agent and each Lender and its officers, directors, employees and agents (collectively, the “Indemnified Persons”) harmless from, and shall pay to an Indemnified Person on demand any amounts required to compensate the Indemnified Person for, any Claim or Loss suffered by, imposed on, or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, and refinancing, renegotiation, or restructuring of, the Documents and any related amendment, waiver or consent, (ii) a default (whether or not constituting a Default or an Event of Default) by any APCO Entity under any Documents, (iii) any proceedings brought against the Indemnified Person due to its entering into any of the Documents and performing its obligations under the Documents, except to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person; and (iv) the issuance of any Letter of Credit or of any failure by the Issuing Lender to make any payment under any Letter of Credit as a result of any Applicable Law, control or restriction rightfully or wrongfully exercised or imposed by any Governmental Authority.

(2) If, with respect to any Lender, (i) any change in Applicable Laws of general application, or any change in the interpretation or application thereof, occurring or becoming effective after this date, or (ii) compliance by the Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Authority (having jurisdiction over the Lender) made or becoming effective after this date, has the effect of causing Loss to the Lender or reducing the Lender’s rate of return by increasing the cost to the Lender of performing its obligations under this Agreement or in respect of any outstanding Advances (including the costs of maintaining any capital, reserve or special deposit requirements but other than a reduction resulting from a higher rate or from a change in the calculation of income or capital tax relating to the Lender’s income or capital in general), requiring the Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any outstanding Advances, reducing any amount payable to the Lender under this Agreement or in respect of any outstanding Advances by any material amount, causing the Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by the Lender under this Agreement or in respect of any outstanding Advances, or otherwise reducing the effective return to the Lender under this Agreement or in respect of any outstanding Advances as a result of entering into this Agreement, then the Lender may give notice to the Borrower specifying the nature of the event giving rise to such Loss and the Borrower may either, (A) on demand, pay such amounts as the Lender specifies is necessary to compensate it for any such Loss, or (B) provided no Loss has yet been suffered by the Lender or the Borrower has paid the compensating amount to the Lender, pay all outstanding Obligations and Required Cash Collateral Payments and terminate the Lender’s Commitment. A certificate as to amounts due pursuant to this Section 11.06(2), submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(3) The Borrower shall pay to each Lender on demand any amounts required to compensate the Lender for any Loss suffered or incurred by it as a result of (i) any payment being made (due to acceleration of the maturity of any Advance pursuant to ARTICLE 9, a mandatory or optional prepayment of principal or otherwise) in respect of a Bankers’ Acceptance or LIBOR Loan, other than on maturity or on the last day of a LIBOR Period applicable to the Loan, as the case may be, (ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect a Borrowing in the manner and at the time specified in any Borrowing Notice, or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any Loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

11.07	Environmental Indemnity

The Borrower shall indemnify and hold each Indemnified Person harmless from and against any and all Claims and Losses incurred or suffered by, or asserted against, the Indemnified Person with respect to or as a direct or indirect result of, (i) the presence on or under or any Release or likely Release of any Hazardous Substances from any Power Generation Facility or any other properties owned or used by or in respect of which any APCO Entities have any economic or other interest; or (ii) the breach of any Environmental Laws by any mortgagor, owner, lessee or occupant of any such properties.

11.08	Taxes and Other Taxes

(1) All payments to a Finance Party by the Borrower under any of the Documents shall be made free and clear of and without deduction or withholding for any Indemnified Taxes, unless such Indemnified Taxes are required by Applicable Laws to be deducted or withheld. If the Borrower shall be required by Applicable Laws to deduct or withhold any Indemnified Taxes (“Withholding Taxes”) from or in respect of any amount payable under any of the Documents, (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section), the Finance Party receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Laws.

(2) The Borrower agrees to immediately pay any present or future stamp or documentary Taxes or any other similar Taxes (all such Taxes being collectively referred to as “Document Taxes”) which arise from any payment made by the Borrower under any Documents or from the execution or delivery of, or otherwise with respect to, any Documents.

(3) The Borrower shall indemnify each Finance Party on demand for any Loss suffered or incurred by the Finance Party as a result of the failure by the Borrower to pay any Withholding Taxes or Document Taxes in accordance with this Section.

(4) The Borrower shall furnish to the Administrative Agent, upon request, the original or a certified copy of a receipt evidencing payment of all Withholding Taxes or Document Taxes made by the Borrower within 30 days after the due date thereof.

11.09	Survival of Indemnities

The provisions of Sections 11.06, 11.07 and 11.08 shall survive the termination of this Agreement. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of any Finance Party or any other Indemnified Person under this Agreement in respect of their Losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by the Indemnified Person to their counsel.

11.10	Successors and Assigns

(1)	Generally

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Finance Parties and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (2) of this Section, (ii) by way of participation in accordance with the provisions of subsection (4) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (6) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (4) of this Section and, to the extent expressly contemplated hereby, the Affiliates of the Finance Parties) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2)	Assignments by Lenders

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(a)	except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $10,000,000 (and in excess thereof shall be in multiples of $5,000,000), unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned;

(c)	any assignment of a Commitment must be approved by the Issuing Lender (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(d)	any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(i)	the proposed assignee is itself already a Lender, or

(ii)	the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(e)	any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Event of Default has occurred and is continuing; and

(f)	the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $5,000 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in the form required by the Administrative Agent.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (3) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 11.06, 11.07 and 11.08 and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (4) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(3)	Register

The Administrative Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower and the Finance Parties may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(4)	Participations

Subject to the following sentence, any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (each, a “Participant”) in any rights or obligations of the Lender under this Agreement (including any of its Commitment or any Advances owing to it), provided that (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement. The sale of a participation at a time when no Event of Default has occurred and is continuing shall require the consent of, and notice to, the Borrower and the Administrative Agent, unless the Participant is a bank or other financial institution. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

Subject to subsection (5) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 11.06, 11.07 and 11.08 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (2) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.11 as though it were a Lender, provided such Participant agrees to be subject to Section 10.04 as though it were a Lender.

(5)	Limitations upon Participant Rights

A Participant shall not be entitled to receive any greater payment under Sections 11.06(2) or 11.08 than the relevant Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’ prior written consent.

(6)	Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of the Lender, but no such pledge or assignment shall release the Lender from any of its obligations hereunder or substitute any such pledgee or assignee for the Lender as a party hereto. The Borrower shall, and shall cause each of the other APCO Entities to, execute and deliver all such further agreements, instruments and documents, and do all such further acts and things, as any assigning Lender may reasonably require to give effect to an Assignment.

11.11	Right of Set-off

Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by Applicable Laws, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower under any of the Documents. Each Lender shall promptly notify the Borrower of any set-off and application made by the Lender, provided that the failure to give such notice shall not affect the validity of the set-off and application. The rights of each Lender under this Section are in addition to the other rights and remedies (including all other rights of set-off) which the Lender may have.

11.12	Judgment Currency

(1) In the event that for purposes of obtaining judgment in a court, it is necessary to convert any amount due to the Administrative Agent or any Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Laws, on the day on which the judgment is paid or satisfied.

(2) The obligations of the Borrower and each Restricted Subsidiary to pay any amount due in the Original Currency to the Administrative Agent or any Lender (the “Payee”) under any Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Payee of any sum adjudged to be so due in the Other Currency, the Payee may, in accordance with normal banking procedures, purchase the Original Currency with the Other Currency. If the amount of the Original Currency so purchased is less than the amount originally due to the Payee in the Original Currency, the Borrower or such Restricted Subsidiary (as applicable) agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Payee, against any loss, and, if the amount of the Original Currency so purchased exceeds the amount originally due to the Payee in the Original Currency, the Payee shall remit such excess to the Borrower or such Restricted Subsidiary (as applicable).

11.13	Interest on Overdue Amounts Generally

Except as may be otherwise expressly provided in this Agreement, all amounts owed by the Borrower or any Restricted Subsidiary to the Administrative Agent or any Lender, which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to (i) in the case of an amount payable in US Dollars, the interest rate applicable to a US Base Rate Loan plus 2% per annum, and (ii) in the case of an amount payable in Canadian Dollars, the rate of interest applicable to a Cdn. Prime Rate Loan plus 2% per annum.

11.14	Survival

Notwithstanding anything else contained herein, the provisions of Articles 7, 8, 9, 10 and Sections 11.06, 11.07 and 11.08 (and all other provisions of this Agreement which are necessary to give effect to each of the provisions of such Articles) and the Master Guarantee shall survive the termination of the Commitments until the repayment in full of all Obligations (including all Obligations under any Continuing Hedging Agreements); provided that after the repayment in full of all Obligations other than those Obligations under the Continuing Hedging Agreements, the provisions of such Articles (other than those that survive pursuant to Sections 5.09 and 11.09 (which shall survive in accordance with such sections)) and the Master Guarantee shall continue for the benefit of those Lenders that are counterparty to a Continuing Hedging Agreement.

11.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.16	Execution

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section, the delivery of a fax, pdf or other electronic copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement.

(signature pages follow)

(signature page to Fifth Amended and Restated Credit Agreement)

ALGONQUIN POWER CO.

By:	(signed) “David Bronicheski”
Authorized Signing Officer

By:	(signed) “Ian Robertson”
Authorized Signing Officer

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) “David Bronicheski”
Authorized Signing Officer

By:	(signed) “Ian Robertson”
Authorized Signing Officer

(signature page to Fifth Amended and Restated Credit Agreement)

NATIONAL BANK OF CANADA
as Administrative Agent

	By:	(signed) “Julie Griffin”
Authorized Signing Officer
Julie Griffin, Director

	By:	(signed) “Arun Bery”
Authorized Signing Officer
Arun Bery, Managing Director

National Bank of Canada	NATIONAL BANK OF CANADA
130 King Street West	As Lender, Issuing Lender and Sanger Lender
32nd Floor
Toronto, Ontario
M5X 1J9	By:	(signed) “Julie Griffin”
Authorized Signing Officer
Julie Griffin, Director
Attention: Julie Griffin

Telecopier: (416) 869-6545	By:	(signed) “Ian Gillespie”
Authorized Signing Officer
Ian Gillespie, Managing Director

(signature page to Fifth Amended and Restated Credit Agreement)

The Toronto-Dominion Bank	THE TORONTO-DOMINION BANK
100 Wellington St. W	As Lender
26th Floor
Toronto, Ontario
M5K 1A2	By:	(signed) “David Horton”
Authorized Signing Officer
David Horton, Senior Manager
Attention: David Horton

Telecopier: (416) 308-3733	By:	(signed) “Scott Rogers”
Authorized Signing Officer
Scott Rogers, AVP Credit
National Accounts

(signature page to Fifth Amended and Restated Credit Agreement)

Bank of Montreal	BANK OF MONTREAL
Loan Products Group	As Lender
1 First Canadian Place
4th Floor
Toronto, Ontario	By:	(signed) “Robert Wright”
M5X 1H3		Authorized Signing Officer

Attention: Robert H. Wright
By:
Telecopier: (416) 359-7796		Authorized Signing Officer

(signature page to Fifth Amended and Restated Credit Agreement)

Canadian Imperial Bank of Commerce	CANADIAN IMPERIAL BANK OF COMMERCE
Credit Processing Services (CPS)	As Lender
595 Bay St. - 5th Floor
Toronto, Ontario
M5G 2C2
	By:	(signed) “Geraint Breeze”
Attention: Director		Authorized Signing Officer
Geraint Breeze, Executive Director

Telecopier: (416) 956-3870

	By:	(signed) “Raj Khanna”
Authorized Signing Officer
Raj Khanna, Executive Director

(signature page to Fifth Amended and Restated Credit Agreement)

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA
40 King Street West	As Lender
Scotia Plaza, 62nd Floor
Toronto, Ontario
M5W 2X6	By:	(signed) “Kirt Millwood”
Authorized Signing Officer
Kirt Millwood, Director
Attention: Kirt Millwood

Telecopier: (416) 933-7399	By:	(signed) “Pamela Miranda”
Authorized Signing Officer
Pamela Miranda, Associate